SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Perú, November 5, 2015 – Credicorp (NYSE:BAP) announced its unaudited results for the third quarter of 2015. These results are consolidated according to IFRS and are in Nuevos Soles.

Third Quarter Results 2015

Credicorp reported net income of S/.807.1 million in 3Q15, which represented an ROAE and ROAA of 21.6% and 2.2%, respectively. Despite the macroeconomic scenario and market volatility, recurring net income totaled S/.746.0 million, which indicated a slight increase of +0.5% QoQ and +7.1% YoY, and good profitability with recurrent ROAE of 20.1% and ROAA of 2.0%.

The main factors behind Credicorp’s results were:

•     Loan expansion of +5.2% QoQ and +16.1% YoY in quarter-end balances that represented real growth of +4.6% QoQ and +11.4% YoY, which were slightly higher than those posted in 2Q. Wholesale Banking continued to drive this growth followed by Retail Banking. The latter recorded better pace of growth than that of 2Q15. Furthermore, Mibanco started showing loan growth.

•     Growth of +1.6% QoQ and +10.7% YoY in net interest income, which was primarily attributable to expansion in interest income on loans and income from derivatives, all of which offset the increase in interest expenses.

•     Net interest margin (NIM), decreased 21 bps to reach 5.49%, which is below the 5.70% reported in 2Q15, and the 5.75% registered in 3Q14. The drop was due to: (i) more use of BCRP instruments, which inflated interest-earning-assets (IEA) because of the restricted-deposits that are required; (ii) higher loan disbursements towards the end of the quarter that resulted in higher growth in average IEA (the average of period-beginning and period-end balances is used in the NIM calculation) than in average daily balances of the IEA (which are related to NII generation); (iii) the expansion of total loans, led by low-margin business segments; and (iv) the slight increase in funding cost.

•     The slight increase of +2.9% QoQ and +2.6% YoY in provisions for loan losses, which grew at a much slower pace than that of loans, pushed down the cost of risk from 2.07% in 2Q15 and 2.29% in 3Q14 to 2.02% in 3Q15. This level was below expectations and reflects the good risk profile of new vintages despite low economic growth in the country. Thus, a slight increase in provisions attenuated the contraction of NIM after provisions (-14 bps QoQ and -5 bps YoY).

•     Good growth in gains on foreign exchange transactions (+17.6% QoQ and +20.6% YoY) due to exchange rate volatility in 3Q15, which helped offset the slight contraction in fee income (-2.0% QoQ).

•     Better performance in the insurance business, which registered a +4.1% improvement QoQ of its underwriting result due to a decrease in the acquisition cost and an increase in the net earned premiums.

•     Income expansion and lower operating expenses (-2.1% QoQ) were reflected in an improvement in operating efficiency. In this context, the efficiency ratio was situated at 41.7%, which represented a contraction of -60 bps QoQ.

Credicorp (NYSE: BAP): Third Quarter Results 2015

Executive Summary

Credicorp Ltd.	Quarter			Change		YTD		Change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14
Net interest income	1,686,184	1,837,200	1,866,893	1.6%	10.7%	4,698,407	5,489,455	16.8%
Provision for loan losses, net of recoveries	(433,219)	(431,763)	(444,425)	2.9%	2.6%	(1,278,551)	(1,378,324)	7.8%
Net interest income after provisions	1,252,965	1,405,437	1,422,468	1.2%	13.5%	3,419,857	4,111,131	20.2%
Non-financial income(1)	881,287	889,730	916,081	3.0%	3.9%	2,639,290	2,863,239	8.5%
Insurance services underwriting result(1)	117,638	120,348	125,245	4.1%	6.5%	318,905	341,843	7.2%
Medical services gross margin	28,813	-	-	N/A	N/A	74,765	-	N/A
Operating expenses	(1,349,566)	(1,366,178)	(1,337,802)	-2.1%	-0.9%	(3,806,544)	(3,999,850)	5.1%
Operating income	931,137	1,049,336	1,125,992	7.3%	20.9%	2,646,273	3,316,363	25.3%
Translation results	2,603	9,324	2,940	-68.5%	13.0%	2,182	13,830	N/A
Income taxes	(275,364)	(289,389)	(300,989)	4.0%	9.3%	(711,113)	(899,809)	26.5%
Net income	658,376	769,271	827,943	7.6%	25.8%	1,937,342	2,430,384	25.4%
Minority Interest	12,941	19,976	20,798	4.1%	60.7%	45,097	69,210	53.5%
Net income attributed to Credicorp	645,435	749,295	807,145	7.7%	25.1%	1,892,245	2,361,174	24.8%
Non-recurring income (expense)(2)	(51,327)	6,753	61,117	N/A	-219.1%	52,448	176,011	235.6%
Recurring net income	696,763	742,542	746,028	0.5%	7.1%	1,839,797	2,185,163	18.8%
Net income/share (S/.)	8.09	9.39	10.12	7.7%	25.1%	23.72	29.60	24.8%
Total loans	75,680,558	83,503,212	87,842,690	5.2%	16.1%	75,680,558	87,842,690	16.1%
Deposits and obligations	74,863,232	80,910,623	86,426,707	6.8%	15.4%	74,863,232	86,426,707	15.4%
Net shareholders' equity	13,414,052	14,803,711	15,153,252	2.4%	13.0%	13,414,052	15,153,252	13.0%
Net interest margin	5.75%	5.70%	5.49%	-21 bps	-26 bps	5.61%	5.56%	-5 bps
Funding cost	1.94%	1.95%	1.97%	2 bps	3 bps	1.93%	1.93%	-
ROAE	19.7%	20.7%	21.6%	90 bps	190 bps	20.0%	21.6%	160 bps
Recurring ROAE (3)	21.4%	20.6%	20.1%	-50 bps	-130 bps	19.4%	20.1%	70 bps
ROAA	2.0%	2.1%	2.2%	10 bps	20 bps	2.0%	2.2%	20 bps
Recurring ROAA (4)	2.1%	2.1%	2.0%	-10 bps	-10 bps	2.0%	2.0%	-
PDL ratio (5)	1.83%	1.96%	1.88%	-8 bps	5 bps	1.83%	1.88%	5 bps
PDL over 90 days	2.59%	2.72%	2.57%	-15 bps	-2 bps	2.59%	2.57%	-2 bps
NPL ratio (6)	3.26%	3.56%	3.40%	-16 bps	14 bps	3.26%	3.40%	14 bps
Cost of risk (7)	2.29%	2.07%	2.02%	-5 bps	-27 bps	2.25%	2.09%	-16 bps
Coverage of PDLs	161.5%	159.2%	162.8%	360 bps	130 bps	161.5%	162.8%	130 bps
Coverage of NPLs	128.3%	121.9%	123.2%	130 bps	-510 bps	128.3%	123.2%	-510 bps
Efficiency ratio	41.5%	42.3%	41.7%	-60 bps	20 bps	42.1%	41.8%	-30 bps
Operating expenses / Total assets	3.9%	3.7%	3.5%	-20 bps	-40 bps	3.9%	3.6%	-30 bps
Combined ratio of P&C (8)(9)	91.6%	90.6%	92.2%	160 bps	60 bps	97.7%	91.9%	-580 bps
Loss ratio (9)	62.5%	58.8%	60.4%	160 bps	-210 bps	63.3%	58.7%	-460 bps
Underwriting result / net earned premiums	16.9%	14.9%	12.9%	-200 bps	-400 bps	14.7%	14.3%	-40 bps
Employees	32,162	32,828	33,426	1.8%	3.9%	32,162	33,426	3.9%

(1) Figures differ from previously reported, consider figures on this report.

(2) Includes non-recurring income / (expense) and translation results (net of taxes).

(3) Recurring ROAE: Net recurring income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(4) Recurring ROAA: Net recurring income is used for calculations.

(5) PDL ratio = Past-due loan ratio. Past-due loans include overdue loans and loans under legal collection.

(6) NPLs: Non-performing loans = Past-due loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(7) Annualized provision for loan losses / Total loans.

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Do not include insurance Life business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

Credicorp reported net income of S/.807.1 million, a ROAE of 21.6% and a ROAA of 2.2% in 3Q15. These figures represent a solid result for the third consecutive quarter, especially considering the macroeconomic environment and market volatility. It is important to note that recurring net income was S/. 746.0 million (+0.5% QoQ and +7.1% YoY), which led to a recurring ROAE and ROAA of 20.1% and 2.0%, respectively.

Credicorp’s NII increased +1.6% QoQ and +10.7% YoY, mainly due to growth in interest income, as a result of higher interest income on loans and income from derivatives. The higher interest income generation offset the increase in interest expenses associated with higher level of BCRP instruments, and the effect of the appreciation of the US dollar in interest expenses on bonds and subordinated notes.

All of the aforementioned translated into a reduction of 21bps QoQ in NIM (5.70% in 2Q15 vs. 5.49% in 3Q15) that was mainly due to four drivers: (i) more use of BCRP instruments; (ii) higher loan disbursements towards the end of the quarter; (iii) expansion of total loans led by low-margin business segments; and (iv) slight increase in funding cost; as we will explain later.

Total loans at Credicorp grew +5.2% QoQ in quarter-end balances, and +3.3% QoQ in average daily balances, the difference between the two was attributable to loan disbursements towards the end of the quarter, which had a less significant impact on average daily balances in 3Q15. Loan growth was driven by Wholesale Banking and Retail Banking. In terms of real growth, loans expanded +4.6% QoQ in quarter-end balances and +2.6% QoQ in average daily balances.

In terms of business segments, Wholesale Banking continued to lead loan expansion (+3.5% QoQ and +20.5% YoY). This was due mainly to the increase in working capital, and medium & long term financing, primarily in local currency (LC). In Retail Banking (+2.9% QoQ and +13.2% YoY), loan growth was associated to the better dynamism in the SME-Business, SME-Pyme, Mortgage, and Credit card segments. It is important to note that for Retail Banking, the second half of each year tends to be more dynamic in terms of loan expansion because of the year-end financing campaigns. Mibanco’s loan expansion shows the initial recovery in loan origination after the acquisition and the clean-up process that was put in place.

The analysis of loan book by currency shows that LC loan book continued expanding (+8.1% QoQ), and FC loans contracted (-4.6% QoQ), mainly at BCP Stand-alone. In this context, LC loans’ share of total loans at Credicorp rose from 55.4% in 2Q15 to 58.0% at the end of 3Q15. BCP Stand-alone, where the de-dollarization plan is carried out, posted a high level of compliance. As such, total FC loan portfolio subject to the plan contracted 25% by the end of September (vs. the reduction target of 10% by December 2015), and the FC Mortgage and Car loans reduced 26% (vs. the reduction target of 15% by December 2015).

The funding cost at Credicorp and at BCP stand-alone increased slightly QoQ (+2 bps and +3 bps, respectively). This was due primarily to the increase in the cost of BCRP instruments, which was attributable to an increase in the reference rate in August, and to the increase in the tenure of those instruments (up to 5 years).

The L/D ratio fell QoQ, which was due mainly to an atypical increase in time deposits, and in a lesser extent the savings deposits. In BCP Stand-alone’s case, the LC L/D ratio was situated at 152.5%, and the FC L/D ratio was situated at 69.7%. The evolution of the LC ratio does not represent a risky situation but reflects the improvement in the composition of funding after increasing the share of more stable and long-term funds, such as BCRP instruments.

In terms of portfolio quality, the PDL ratio fell -15 bps QoQ, which was in line with: (1) an improvement in the risk quality of new vintages at BCP Stand-alone and Mibanco; (2) an increase in charge-offs, mainly at Mibanco; and (3) solid growth in loans. The NPL ratio fell -16 bps QoQ due to loan growth and a decrease in the pace of growth of NPLs. The cost of risk registered its lowest level in two years and situated at 2.02% at the end of 3Q15.

Non-financial income increased +3.0% QoQ, this was basically due to the higher gain on foreign exchange transactions (+17.6% QoQ), followed by the growth of Net gain from subsidiaries, the latter explains the result of the joint venture between the Grupo Pacífico and Banmédica in the health business. The YoY evolution of this income shows an increase of +3.9%, due to an increase in Fee income, which is the main source of non-financial income, and the growth of Net gain on foreign exchange transactions, in line with the appreciation of the US Dollar.

The insurance underwriting result increased +4.1% QoQ mainly due to a decrease in the acquisition cost in Property & Casualty, and an increase in net earned premiums in life insurance business. This effect offset a higher level of claims in P&C QoQ.

In terms of operating efficiency, the efficiency ratio dropped -60 bps QoQ. The aforementioned was attributable to lower expenses in Salaries and employees benefits and the increase in operating income. The latter was mainly associated to the major dynamism of the second half of the year.

Finally, with regard to capital, Credicorp maintained a comfortable level of capitalization that at the end of 3Q15 represented 1.15 times the capital required by the Peruvian regulator. At BCP Stand-alone (in Peru GAAP), the ratios continued to be highly adequate and were above the regulatory limit with a BIS ratio of 13.89%, Tier 1 of 9.24%, and, perhaps most noteworthy, a Tier 1 common equity increased to 9.00% vs. 8.38% in 2Q15.

Credicorp and subsidiaries

Earnings contribution	Quarter			% change		YTD		% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15/Sep 14
Banco de Crédito BCP (1)	572,056	605,642	659,756	8.9%	15.3%	1,461,935	1,844,533	26.2%
M ibanco (2)	19,643	47,077	70,938	50.9%	261.1%	79,249	158,514	100.0%
BCB (3)	17,418	11,167	15,960	42.9%	-8.4%	51,915	41,453	-20.2%
Grupo Pacífico (4)	60,031	66,053	48,498	-26.6%	-19.2%	144,380	282,599	95.7%
Atlantic Security Bank	28,112	30,445	67,792	122.7%	141.1%	109,713	134,081	22.2%
Prima	37,363	43,338	40,074	-7.5%	7.3%	116,277	123,699	6.4%
Credicorp Capital (5)	11,308	16,692	10,759	-35.5%	-4.9%	39,736	44,853	12.9%
Others (6)	(63,436)	(12,874)	(19,734)	53.3%	-68.9%	20,204	(68,591)	N/A
Net income Credicorp	645,435	749,295	807,145	7.7%	25.1%	1,892,245	2,361,174	24.8%
Recurring net income Credicorp (7)	696,763	742,542	746,028	0.5%	7.1%	1,839,797	2,185,163	18.8%

(1) Includes Banco de Crédito de Bolivia and Mibanco. September 2015 figure does not include the gain on sale of BCI shares, as it is eliminated in the consolidation.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly). Consolidated results of Mibanco and Edyficar.

(3) The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and indirectly).

(4) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly).

(5) Includes Credicorp Capital Limited and Credicorp Capital Perú.

(6) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

(7) Excludes non-recurring income / (expense) and translation results (net of taxes).

	Quarter			YTD
ROAE	3Q14	2Q15	3Q15	Sep 14	Sep 15
Banco de Crédito BCP(1)	25.4%	24.4%	25.0%	22.4%	24.0%
M ibanco (2)	8.2%	16.5%	23.7%	15.2%	18.1%
BCB	16.1%	9.2%	12.5%	16.5%	11.0%
Grupo Pacífico (3)	13.9%	13.2%	10.5%	11.7%	21.5%
Atlantic Security Bank (4)	18.0%	20.1%	42.8%	31.2%	24.6%
Prima	29.0%	35.7%	30.8%	29.9%	29.2%
Credicorp Capital	6.4%	11.7%	7.6%	7.8%	10.3%
Credicorp	19.7%	20.7%	21.6%	20.0%	21.6%
Recurring net income	21.4%	20.6%	20.1%	19.4%	20.1%

(1) September 2015 figure does not include the gain on sale of BCI shares, as it is eliminated in the consolidation to Credicorp. The ROAE including the gain on sale of BCI shares is 27.0% as of September 2015.

(2) ROAE for 3Q14 and September 2014 do not consider Edyficar´s goodwill (US$50.7 Million). Calculations based on proforma figures.

(3) The ROAE without including the income for the JV with Banmédica is 13.3% as of September 2015.

(4) The ROAE without including the non-recurring income is 5.8% for 3T15 and 13.3% as of September 2015.

This quarter, BCP Consolidated contributed S/.659.8 million to Credicorp, which represented an increase of +8.9% QoQ and +15.3% YoY. The aforementioned led to an ROAE of 25%, which was slightly higher than the level posted in 2Q15. The improvement in this quarter’s performance was due primarily to: (i) NII growth, in line with loan expansion and higher income from derivatives; (ii) the increase in fee income and in net gain on FX transactions, which outpaced the result of 2Q15; and (iii) the decrease in operating expenses, due to lower employee salaries and benefits expenses. The aforementioned largely offset the loss on sale of securities, in line with adverse market conditions, and the slight increase in net provisions for loan losses. The decrease in operating expenses led to a 120 bps improvement in the efficiency ratio, which went from 43% in 2Q15 to 41.8% in 3Q15. In accumulated terms, at the end of September 2015, BCP Consolidated reported a contribution of S/. 1,845 million (+26.2% YoY), which led to an ROAE of 24%. The last does not include the income that this subsidiary generated after the transfer of BCI shares to Credicorp.

Mibanco reported a net contribution to Credicorp of S/.70.9 million and an ROAE of 23.7% at the end of 3Q15. These results represent a significant improvement QoQ due to an increase in net interest income (NII) and a decrease in provisions and operating expenses. The evolution of the NII (+4.4% QoQ) is mainly attributable to loan growth in the micro and small business segments and stable funding costs QoQ, which were associated with efforts to restructure liabilities to contemplate more lower-cost funding sources. The cost of risk fell QoQ, which was in line with an improvement in the portfolio’s risk quality and also due to the fact that charge-offs were higher in 3Q15. This reflects the progress that has been made after a year of concerted efforts to recover the PDL portfolio. In this context, the PDL ratio improved 95 bps QoQ. Operating expenses fell in line with a QoQ decrease in the number of branches. Mibanco’s efficiency ratio was situated at 54% at the end of 3Q15 (-200 bps QoQ).

BCP Bolivia reported a contribution of S/. 16.0 million, +42.9% QoQ, mainly due to (i) an increase in NII of +6.0% QoQ in line with loan evolution; and (ii) a -14.9% QoQ drop in general and administrative expenses due to a decrease in non-recurring expenses in 3Q15 (in 2Q15 a guarantee fund was set up to cover the year 2014). Loans increased +6.9% QoQ; this allowed BCP Bolivia to achieve a market share of 9.0% at the end of 3Q15, making it the fourth largest bank in the Bolivian financial system. It is important to note that in September, BCP Bolivia placed its second issuance of Subordinated Bonds in the local capitals market for a total of S/. 64.4 million. These funds will be used to support loan growth.

ASB reported a contribution of S/. 83.9 million to Credicorp in 3Q15, which includes a non-recurring income of S/. 58.9 million (US$ 18.3 million) related to the sale of a fund. ASB recurring contribution is S/. 8.8 million, -71% lower QoQ due mainly to a loss for lower mark-to-market of investments portfolios. The aforementioned translated into an ROAE and a recurring ROAE of 42.8% and 5.8%.

Grupo Pacífico reported a contribution of S/. 48.5 million in 3Q15, which represented a decrease of +26.6% QoQ. This was due to a net loss on sale of securities, in line with lower mark to market level. The aforementioned offset the improvement in the underwriting result, which was due to a decrease in the acquisition cost, mainly in P&C, and to an increase in net earned premiums in life insurance business. It is important to note that there was noteworthy growth in written premiums in the life insurance business due to higher premium turnover in the annuities line; nevertheless, due to the nature of this business (more reserves when a new client is registered with Grupo Pacifico), net earned premiums did not grow at the same rate. The aforementioned translated into an ROAE of 10.5% at the end of 3Q15.

In 3Q15, Prima AFP’s contribution to Credicorp was S/. 40.1 million, which represented a decrease of -7.5% QoQ and an increase of +7.3% YoY. The aforementioned translated into an ROAE of 30.8% for the quarter. It is important to note that operating income grew +2.8% QoQ due to lower administrative and sales expenses (-6.5% QoQ), which was in line with a decrease in expenditures for the sales force and for marketing. In this context, the efficiency ratio for 3Q15 was 41.1%, which fell below 2Q15’s level (44%). The funds under management at Prima AFP totaled S/. 36,847 million, which represented a 31.8% share of the system’s total funds.

Credicorp Capital registered a contribution of S/. 10.8 million (-35.5% QoQ). It is important to note that Credicorp Capital’s non-financial income in the third quarter of the year totaled S/. 106.2 million, which represented a decline of -10.1% QoQ. The good evolution of net gains on foreign exchange transactions was not enough to offset a decrease in net gains on sales of securities and moreover, lower fee income QoQ. The aforementioned reflects adverse market conditions and lower volumes of transactions in the Asset Management business QoQ. Additionally, the relative devaluation of currencies in Colombia and Chile with regard to the Nuevo Sol affected the income level at these subsidiaries when results were translated into Nuevos Soles.

1.	Interest-earning assets (IEA)

IEA grew +7.3% QoQ due primarily to +5.2% QoQ expansion in loans, the most profitable assets, followed by an increase in funds in BCRP and other banks and investments, mainly securities available for sale.

Interest earning assets	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
BCRP and other banks	20,142,386	24,746,182	27,845,763	12.5%	38.2%
Interbank funds	550,548	42,846	109,592	155.8%	-80.1%
Trading securities	3,259,704	2,130,997	2,608,267	22.4%	-20.0%
Investments available for sale	18,009,519	17,772,153	19,152,136	7.8%	6.3%
Investment held to maturity	2,122,790	2,970,260	3,161,475	6.4%	48.9%
Total loans	75,680,558	83,503,213	87,842,690	5.2%	16.1%
Total interest earning assets	119,765,505	131,165,651	140,719,923	7.3%	17.5%

1.1	Evolution of IEA

Growth of +7.3% QoQ in IEA was due primarily to growth in total loans at Credicorp, which increased +5.2% QoQ and +16.1% YoY in quarter-end balances due to the expansion of both Wholesale Banking and Retail Banking portfolios . It is important to note that for the latter, the second half of each year tends to be more dynamic in terms of loan expansion, particularly due to the year-end financing campaigns.

In terms of average daily balances, the indicator that is most closely related to net interest income generation, loans, increased +3.3% QoQ and +16.8% YoY. It is important to note that Wholesale Banking once again registered the highest growth rate while Retail Banking reported a QoQ increase that was slightly higher than that posted in 2Q15. In terms of real growth, average daily balances expanded +2.6% QoQ and +11.9% YoY, which will be discussed later in the report.

The quarterly growth rate in quarter-end balances (+5.2% QoQ) vs. average daily balances (+3.3% QoQ) reflects a difference that was attributable to loan disbursements towards the end of the quarter, which had a less significant impact on average daily balances in 3Q15.

The following figures provide information on the main factors that drove QoQ and YoY expansion in average daily balances of loans:

Total loan growth contribution QoQ

(In average daily balances)

Loan growth contribution YoY

(In average daily balances)

As is evident in the figure above, in 3Q15 22.3% of the nominal QoQ growth in average daily balances was attributable to the effect of appreciation of the US Dollar against the Nuevo Sol (+1.42% in 3Q15) in the loan portfolio denominated in FC, which represented 42% of total loans at the end of 3Q15. In this context, average daily balances expanded +2.6% QoQ in real terms.

An overall analysis of average daily balances shows that:

(i)	Wholesale Banking once again led loan growth and drove 38.3% of the total expansion registered in 3Q15. Middle-Market Banking posted higher loan growth than Corporate Banking; this expansion was denominated primarily in LC.

(ii)	Retail Banking originated 23.9% of total nominal loan growth, which was in line with increases in the SME-Business, SME-Pyme, Mortgage and Credit Card segments. The QoQ expansion in loans as measured in average daily balances was due to the fact that the year-end campaign has begun, which is in line with the increase in lending activity registered in the second semester every year.

(iii)	On-going and solid growth in the portfolios held by ASB and BCP Bolivia generated 3.8% and 8.0%, respectively to the total QoQ increase.

(iv)	The Mibanco portfolio originated only 1.2% of the expansion QoQ due to the fact that it still reflects a slower pace of origination in a year where the focus has been on integrating and implementing Edyficar’s business model. It is important to note that the changes made to the origination model to improve portfolio quality constitute another reason why Mibanco’s loan growth remains low.

The increase in EIA was also due to growth of +12.5% QoQ in BCRP and other Banks, in line with an increase in the use of BCRP instruments, in particular in repos for substitution and expansion. Under both schemes, repo transactions generate a restricted deposit in BCRP, which has accounted for an important part of IEA expansion. In the Credicorp’s case, these transactions were only conducted by BCP Stand-alone and Mibanco.

Investments available for sale registered an increase of +7.8% QoQ that was attributable primarily to more investment in BCRP Certificates of Deposit, and an increase in BCP’s acquisition of Government Bonds. It is important to note that BCRP’s CDs have been used, in part, in REPO transactions with BCRP, which are a low-cost funding source for BCP as will be described later in this report. These repo transactions generate a restricted deposit in BCRP, which is also considered an IEA.

Investments held-to-maturity grew +6.4% QoQ due to an increase in the position held in Peruvian Government Bonds. It is important to note that these transactions were conducted primarily by BCP.

Trading securities increased considerably (+22.4% QoQ), which was primarily due to more investment in BCRP Certificates of Deposit, which offered better returns and higher variations in 3Q15. It is important to note that the result was attributable to several investment transactions at Credicorp’s subsidiaries:

(i)	BCP registered an increase given that it purchased bonds issued by the Mexican and Colombian governments during the quarter.

(ii)	The Mibanco subsidiary made more investments in Sovereign Bonds from the Ministry of Economy and Finance (Peru).

(iii)	Credicorp Capital registered an increase due to portfolio turnover to high liquidity (equity) transactions and to a decrease in Repo transactions (Credicorp Capital Colombia).

1.2	Loan Portfolio of Credicorp

Credicorp’s loan portfolio reported an increase of +3.3% QoQ in average daily balances that was led by growth in BCP Stand-alone, which represents 83.5% of its portfolio. In the analysis by currency, it is evident that the LC portfolio is more dynamic. The YoY analysis, which registers an increase of +16.8% in average daily balances, reflects the solid state of our banking business. In real terms, without including the exchange rate effect, Credicorp’s loans grew +2.6% QoQ and +11.9% YoY, in average daily balances.

1.2.1	Loan evolution by segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS, in average daily balances			% nominal
	Expressed in million Nuevos Soles			change		% real change		% Part. in Total loans
	3Q14	2Q15	3Q15	QoQ	YoY	QoQ	YoY	3T14	3T15
BCP Stand-alone	62,139	70,509	72,783	3.2%	17.1%	3.3%	13.3%	83.2%	83.5%
Wholesale Banking	32,704	38,081	39,405	3.5%	20.5%	2.8%	14.0%	43.8%	45.2%
Corporate	20,729	25,236	25,867	2.5%	24.8%	1.8%	18.1%	27.8%	29.7%
Middle - Market	11,975	12,845	13,538	5.4%	13.1%	4.7%	6.9%	16.0%	15.5%
Retail Banking	28,988	31,900	32,811	2.9%	13.2%	3.8%	12.5%	38.8%	37.6%
SME - Business	2,780	3,408	3,718	9.1%	33.7%	6.3%	30.2%	3.7%	4.3%
SME - Pyme	6,911	6,865	7,102	3.5%	2.8%	1.7%	1.1%	9.3%	8.1%
Mortgage	10,555	11,625	11,819	1.7%	12.0%	1.3%	8.6%	14.1%	13.6%
Consumer	5,737	6,258	6,247	-0.2%	8.9%	-0.4%	6.9%	7.7%	7.2%
Credit Card	3,006	3,744	3,925	4.8%	30.6%	4.7%	29.2%	4.0%	4.5%
Others (1)	447	528	567	7.4%	26.8%	6.4%	17.5%	0.6%	0.7%
Mibanco (2)	7,225	7,353	7,463	1.5%	3.3%	1.4%	2.4%	9.7%	8.6%
Bolivia	3,168	3,806	4,078	7.1%	28.7%	5.9%	15.7%	4.2%	4.7%
ASB(3)	2,144	2,732	2,873	5.2%	34.0%	3.2%	20.4%	2.9%	3.3%

Total loans	74,677	84,399	87,198	3.3%	16.8%	2.6%	11.9%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Includes Edyficar and Mibanco.

(3) 2Q15 figure differs from the one reported last quarter. Please consider this report's figure.

BCP Individual reported loan book growth of +3.2% QoQ, which was attributable to Wholesale Banking and Retail Banking loan expansion of +3.5% QoQ and +2.9% QoQ, respectively. In the latter, it is important to mention the improved pace in the SME-Pyme, Credit Card and SME-Business portfolios. In real terms, Wholesale Banking posted an increase of +2.8% QoQ and +14% YoY while Retail Banking reported growth of +3.8% QoQ and +12.5% YoY.

Expansion in BCP Stand-alone’s Wholesale Banking portfolio was due to:

(i)	The excellent evolution of Middle-Market Banking, due primarily to an increase in financing for working capital and in medium-long term loans, mainly in LC, which in turn led to portfolio growth of +20.8% QoQ. This offset the decrease in the FC portfolio (-6.8% QoQ); and

(ii)	Growth of +2.5% QoQ in Corporate banking loans, which was largely attributable to expansion in the LC portfolio (+12.1% QoQ) due to an increase in medium-long term loans that offset the drop in the FC portfolio (-6.7% QoQ).

BCP Stand-alone’s Retail Banking portfolio posted growth of +2.9% QoQ. This was due primarily to expansion in LC loans (+5.2% QoQ), which grew in almost every segment. The analysis by business segment within Retail Banking shows that:

(i)	Mortgages posted +1.7% growth QoQ that was attributable primarily to expansion in the LC portfolio (+5.8% QoQ), whose share of total Mortgages increased from 67.1% in 2Q15 to 69.8% in 3Q15. This was in line with the good results of the dedollarization program that was applied in this segment given that 100% of the disbursements generated this quarter were in LC. The FC portfolio fell -8.5% QoQ due to amortizations and pre-cancellations.

(ii)	The Credit Card segment expanded +4.8% QoQ. This was due primarily to an increase of +4.9% QoQ in the LC portfolio, which was accompanied by +2.0% QoQ growth in the FC portfolio. It is important to note that in this segment, FC loans are associated with US Dollar purchases outside of the country that are made by internet or during trips by clients that pay in full at the payment date.

(iii)	The SME-Bussiness segment posted a +9.1% increase QoQ that was led by growth in the LC portfolio (+20.5% QoQ), which was in line with efforts to de-dollarize this portfolio. In this context, FC loans expanded +0.1% QoQ. Growth this Q was associated with financing campaigns at year-end.

(iv)	The SME-Pyme posted growth of +3.5% QoQ that was due to an increase in the pace of origination that contrasted with the contraction seen in the portfolio in previous months after adjustments in risk models imposed more stringent guidelines. This situation accentuated in a scenario of low economic growth.

(v)	The Consumer segment fell slightly by -0.2% QoQ, which was due primarily to a decrease in the FC portfolio (-8.5% QoQ), which represented 18% of the total. This drop was offset by growth in the LC portfolio (+1.4% QoQ).

BCP Bolivia continued to show good dynamism and reported loan growth of +7.1% QoQ in average daily balances, and +6.9% QoQ in quarter-end balances. The aforementioned is in line with expansion in the Wholesale Banking portfolio (+6.6% QoQ), which represents 44% of the total growth reported this quarter. This expansion was attributable primarily to an increase in Corporate Banking loans.

ASB registered growth of +5.2% QoQ in average daily balances and +0.2% in quarter-end balances. The difference in the previous figures was due primarily to full payments made at the end of the quarter and to the 1.42% QoQ appreciation in the US Dollar.

Finally, Mibanco’s loan book increased slightly QoQ (+1.5% measured in average daily balances). This shows the initial recovery in loan origination after the acquisition and the clean-up process that was put in place. Nevertheless, it is important to note that the pace at which Mibanco’s loan portfolio grows is still below this segment’s potential due primarily to the fact that origination is prioritizing portfolio quality rather than speeding up the pace of growth, considering the current macroeconomic environment.

1.2.2	Loan evolution by currency

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% Part. by currency
	(Expressed in million Nuevos Soles)					(Expressed in million USD)					3Q15
	3Q14	2Q15	3Q15	QoQ	YoY	3Q14	2Q15	3Q15	QoQ	YoY	LC	FC
BCP Stand-alone	31,612	40,017	43,671	9.1%	38.1%	10,345	9,670	9,053	-6.4%	-12.5%	60.0%	40.0%
Wholesale Banking	10,307	16,125	18,528	14.9%	79.8%	7,502	6,963	6,492	-6.8%	-13.5%	47.0%	53.0%
Corporate	6,750	10,947	12,274	12.1%	81.8%	4,669	4,532	4,227	-6.7%	-9.5%	47.4%	52.6%
Middle-Market	3,558	5,178	6,254	20.8%	75.8%	2,833	2,432	2,265	-6.8%	-20.0%	46.2%	53.8%
Retail Banking	21,163	23,751	24,986	5.2%	18.1%	2,742	2,584	2,434	-5.8%	-11.3%	76.1%	23.9%
SME - Business	868	1,294	1,559	20.5%	79.7%	622	670	671	0.1%	8.0%	41.9%	58.1%
SME - Pyme	6,330	6,255	6,541	4.6%	3.3%	259	193	174	-9.9%	-32.6%	92.1%	7.9%
Mortgage	6,779	7,796	8,245	5.8%	21.6%	1,330	1,214	1,112	-8.5%	-16.4%	69.8%	30.2%
Consumer	4,521	5,063	5,132	1.4%	13.5%	413	379	347	-8.5%	-16.1%	82.1%	17.9%
Credit Card	2,664	3,343	3,508	4.9%	31.7%	119	127	130	2.0%	9.3%	89.4%	10.6%
Others (1)	142	141	158	12.1%	11.1%	101	123	127	3.6%	26.2%	27.8%	72.2%
Mibanco (2)	6,655	6,715	6,861	2.2%	3.1%	214	202	187	-7.4%	-12.5%	91.9%	8.1%
Bolivia	-	-	-	-	-	1,083	1,207	1,268	5.1%	17.1%	-	100.0%
ASB (3)	-	-	-	-	-	769	866	894	3.2%	16.3%	-	100.0%

Total loans	38,267	46,732	50,532	8.1%	32.0%	12,411	11,946	11,402	-4.6%	-8.1%	58.0%	42.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit, and other banking.

(2) Includes Edyficar and Mibanco.

(3) 2Q15 figure differs from that reported last quarter. Please consider this report's figure.

In terms of the analysis by currency, it is important to note the on-going growth in the LC portfolio, which expanded +8.1% QoQ and offset the contraction in the FC portfolio (-4.6% QoQ), primarily in BCP Stand-alone.

In the case of the Mortgage portfolio, it is important to note that the FC loans posted an LTV of 51% at the end of August 2015, which was quite low (lower than the portfolio average of 58%) and that disbursements since mid-2013 have been primarily in LC and hit levels of 100% in the majority of months.

YoY evolution of dollarization by segment (1)

(1)	Average daily balances.

If we analyze the YoY evolution of dollarization by loan segment, measured in average daily balances, the chart above shows that the majority of BCP’s loan books have continued to de-dollarize. The de-dollarization process in Wholesale Banking was particularly noteworthy, in both Corporate Banking and Middle-Market Banking.

The most dollarized Retail Banking segments, which are SME-Bussiness and Mortgage loans, experienced the highest de-dollarization levels YoY.

1.2.3	BCRP loan de-dollarization plan at BCP Stand-alone

With regards to the de-dollarization measures defined by BCRP, it is important to note that June 2015 and December 2015 de-dollarization targets were set for i) the total portfolio in FC, with certain exceptions1; and for (ii) the joint portfolio for mortgages and car loans.

In terms of the total portfolio in FC, the reduction target was calculated based on the accounting balance (in Peru GAAP) at the end of September 2013. The joint mortgage and car loan portfolio’s reduction target was calculated based on the accounting balance (in Peru GAAP) at the end of February 2013. Nevertheless, the level of compliance for both targets was calculated based on monthly average daily balances.

The figures below show the percentage of compliance as of September 2015:

Reduction target for total loans in FC - at the end of September 2015	Reduction target for “Mortgage & Car” loans in FC - at the end of September 2015 –

The figures show that BCP Stand-alone has achieved a very good compliance level for both de-dollarization targets.

1This total portfolio does not include loans for foreign trade and loans issued for more than three years at loan amounts that exceed US$10 million.

1.2.4	Market share in loans

Market share in Peru

(1) Mortgage segment includes Mibanco's market share of 1% as of June 2015 and August 2015.

(2) Consumer segment includes Mibanco's market share of 2.1% as of June 2015 and August 2015.

At the end of August 2015, BCP Stand-alone continued to lead the market with a 30.8% share, which is significantly higher than the share of its closest competitor.

Wholesale Banking continued to lead the market. Corporate Banking reported a significant increase in its market share, which went from 44.5% in June 2015 to 46.1% in August 2015. Middle-Market Banking posted a slight increase in its share, which went from 33.4% in June 2015 to 33.8% in August 2015.

In terms of Retail Banking, BCP continued to lead the market in almost every segment with the exception of SME-Business and Credit Cards, where it was second. BCP also increased its market share in the SME-Business segment (22.7% in June 2015 vs. 23.9% in August 2015).

Mibanco (including Edyficar) maintained its market share in the Peruvian financial system, posting a 3% share both in June 2015 and in August 2015. An analysis of the SME-Pyme segment in Peru shows that Mibanco increased its share from 20.7% at the end of June 2015 to 21% at the end of August 2015.

Finally, BCP Bolivia slightly reduced its market share QoQ (9.0% at the end of September 2015 and 10.3% at the end of June 2015) and remains in fourth place in the Bolivian financial system.

2.	Funding Sources

The funding cost2 at Credicorp and at BCP stand-alone increased slightly QoQ (+2 bps and +3 bps, respectively). This was due primarily to the increase in the cost of BCRP instruments (+18.5% QoQ), which was attributable to an increase in the reference rate in August, and to the increase in the tenure of those instruments (up to 5 years). Nevertheless, these instruments continue to be a good alternative funding source of low-cost when compared to other types of funding. The L/D ratio fell QoQ, which was due mainly to an atypical increase in time deposits and in a lesser extent the savings deposits.

Funding	Quarter			% Change
S/.(000)	3Q14	2Q15	3Q15	QoQ	YoY
Non-interest bearing deposits	19,182,538	23,707,385	23,240,530	-2.0%	21.2%
Demand deposits	4,667,328	5,920,932	5,885,143	-0.6%	26.1%
Saving deposits	19,957,669	21,989,053	22,794,914	3.7%	14.2%
Time deposits	23,648,290	21,859,062	27,688,032	26.7%	17.1%
CTS deposits(1)	7,148,162	7,173,252	6,535,695	-8.9%	-8.6%
Interest payable	259,245	260,939	282,393	8.2%	8.9%
Total deposits	74,863,232	80,910,623	86,426,707	6.8%	15.4%

Due to banks and correspondents	11,031,469	9,180,228	9,737,111	6.1%	-11.7%
BCRP instruments	4,980,531	10,012,756	11,863,340	18.5%	138.2%
Bonds and subordinated debt	15,229,395	15,601,653	16,016,573	2.7%	5.2%
Other liabilities(2)	12,469,541	12,128,488	13,010,791	7.3%	4.3%

Total funding	118,574,168	127,833,748	137,054,522	7.2%	15.6%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

2.1	Funding Structure

BAP - Funding structure and Cost

2 The funding cost is calculate using the following formula:

* It considers the average between the initial balance and the closing balance of total liabilities for the period.

In the chart of the evolution of BAP’s funding structure and funding cost, it is evident that in 2015, the share of BCRP instruments in total funding continued to increase given that their conditions have improved, particularly in terms of their tenure. These instruments are considered more stable funding and have allowed us to strengthen our long-term funding while we keep low funding cost. These instruments also facilitate the expansion and de-dollarization of loans in LC and FC, respectively, which was in line with an on-going growth in LC’s loan share with regard to total loans (60% in 3Q15 vs. 57% in 2Q15).

In the YoY analysis, there was a YoY increase (4.2% in 3Q14 vs. 8.7% in 3Q15) in BCRP instruments’ participation. Furthermore, deposits continued to represent the main funding source with approximately 63% share of total funding, as was the case in 3Q14. In particular, core deposits (non-interest bearing deposits, demand deposits, savings deposits and severance indemnity deposits) represent 43% of total funding. On the contrary, the shares of Bonds and Subordinated Debt, and Due to Banks and Correspondents fell YoY, which was in line with the use of alternative and low-cost funding sources.

BCP Stand-alone – Funding structure by tenure QoQ

June 15	September 15

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity-CTS) and Time Deposits. The non-contractual deposits represent 80% of total deposits and have tenures lower than 6 months. Based on BCP analysis, 66% of the non-contractual deposits has a duration higher than 6 months (6% ≤ 1 year, 19% >1 year and ≤ 3 years, and 41% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 74% of total deposits and have tenures lower than 6 months. Based on BCP analysis, 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 28% between >1 year and ≤ 3 years, and 62% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

The chart above shows BCP stand-alone’s funding structure by tenure where is evident the larger share of long-term funding due to a QoQ increase in BCRP instruments with tenure above four years.

2.2	Deposits

Deposits	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Non-interest bearing deposits	19,182,538	23,707,385	23,240,530	-2.0%	21.2%
Demand deposits	4,667,328	5,920,932	5,885,143	8.8%	59.8%
Saving deposits	19,957,669	21,989,053	22,794,914	3.7%	14.0%
Time deposits	23,648,290	21,859,062	27,688,032	26.7%	17.1%
CTS deposits (1)	7,148,162	7,173,252	6,535,695	-8.9%	-8.6%
Interest payable	259,245	260,939	282,393	8.2%	8.9%
Total customer deposits	74,863,232	80,910,623	86,426,707	6.8%	15.4%

(1) Severance indemnity deposits.

Total deposits expanded +6.8% QoQ, which was due primarily to a +26.7% QoQ increase in time deposits followed by +3.7% growth QoQ in savings deposits. If we exclude the effect of the appreciation in the US Dollar, real growth in total deposits was 6.0% QoQ.

The QoQ increase in Time deposits came mainly from BCP Stand-Alone as a result of growth in FC deposits from Retail Banking’s clients (Private Banking). A significant volume of time deposits was captured at the end of the quarter, which had little impact on interest expenses for the period. The increase reported this quarter was accentuated by the appreciation of the US Dollar against the Nuevo Sol (+1.42% QoQ), which also impacted the increase of 17.1% YoY due to appreciation of the US Dollar (11.5% YoY).

Savings deposits increased +3.7% QoQ, which was due primarily to growth in deposits (individuals and companies) at BCP Stand-Alone and at Mibanco. This was the result of campaigns to capture new clients this quarter.

Severance indemnity deposits reported a decrease of -8.9% QoQ given that workers were given the option to withdraw any surplus above the equivalent of four gross monthly salaries accumulated in the CTS account to date, after payments were made in May, which also led to growth in this type of deposit in 2Q15. It is important to note that the majority of withdrawals were made in LC. Accordingly, the YoY analysis shows that this type of deposit fell -8.6%, which explains why this source’s share of Credicorp’s total funding fell, mainly at BCP Stand-Alone.

Demand deposits and non-interest bearing deposits fell slightly QoQ due to an increase in withdrawals by individuals.

Finally, it is important to note that growth in deposits was accentuated by an appreciation of the US Dollar against the Nuevo Sol given that 60.4% of total deposits at Credicorp are denominated in FC as we will explain later in the report.

2.2.1	Deposit dollarization

In 3Q15 Credicorp reported a QoQ increase in the level of dollarization of deposits, which rose from 57% in 2Q15 to 60% this quarter. This was in line with an expansion in time deposits at BCP Stand-Alone, which increased their dollarization from 53% to 58% at the end of 3Q15.

It is important to note that approximately 89% of total deposits at Credicorp originated in Peru, specifically by BCP Stand-Alone and Mibanco.

BAP's deposits dollarization(1)

Credicorp – Deposit dollarization in quarter-end balances

At the end of 3Q15, approximately 65% of all time deposits were FC deposits. This was attributable to an increase in deposits in Retail Banking. In line with depreciation in the US Dollar, real growth in these deposits was +25.7% QoQ. Additionally, this type of funding represents around 21% of Credicorp’s total deposits.

Savings deposits posted a slight increase QoQ in dollarization from 50% to 51%. This was in line with growth in FC savings from individuals.

Severance indemnity Deposits reported a slight dollarization due to more withdrawals in LC in 3Q15, as explained in section “Deposits” of this report.

Demand Deposits posted higher dollarization given that individuals withdrew more in LC. This was accentuated by the slight increase in FC demand deposits, which reflected the impact of appreciation of the US Dollar against the Nuevo Sol (+1.42% QoQ).

BCP Stand-alone – Deposit dollarization in average daily balances

An analysis of the evolution of the four types of deposits available at BCP Stand-Alone in terms of average daily balances reveals: (1) similar dollarization trend in time deposits, demand deposits and savings deposits, which was in line with an increase in FC deposits; and (2) stability in the currency mix for CTS Deposits.

2.2.2	Market share in deposits

Market share in Peru

At the end of August 2015, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market for different types of deposits, with a 32.4% market share (30.4% in LC deposits and 34.6% in FC deposits). It is important to note that despite these slight decreases, as we will explain later on, these results were approximately 10 percentage points higher than those of our closest competitor.

The QoQ analysis of deposit types shows that the market share of time deposits increased, which was in line with higher capture levels for these deposits at the end of 3Q15, as discussed above. Nevertheless, demand deposits, savings deposits and severance indemnity deposit levels dropped slightly.

BCP Bolivia held on to fifth place in the banking system in Bolivia with a market share of 9.0% at the end of September 2015. The market share fell -1.5% QoQ given that new participants (savings and loans and financing institutions) entered the financial system, increasing the total deposit volume system-wide.

2.3	Other funding sources

Other funding sources	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Due to banks and correspondents	11,031,469	9,180,228	9,737,111	6.1%	-11.7%
BCRP instruments	4,980,531	10,012,756	11,863,340	18.5%	138.2%
Bonds and subordinated debt	15,229,395	15,601,653	16,016,573	2.7%	5.2%
Other liabilities(1)	12,469,541	12,128,488	13,010,791	7.3%	4.3%
Total Other funding sources	43,710,936	46,923,125	50,627,815	7.9%	15.8%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other Sources of Funding increased +7.9% QoQ, mainly due to an expansion in BCRP instruments (+18.5% QoQ) and to a lesser extent, in Other Liabilities (7.3% QoQ).

The increase in the level of BCRP Instruments was registered mainly by BCP Stand-Alone. In this context, this instrument’s share of total funding increased from 4.2% at the end of 3Q14 to 7.8% at the end of 2Q15 and 8.7% at the end of 3Q15. The share of this type of funding continues to increase given that its conditions help strengthen long-term funding at relatively lower cost than those of other sources, which may offer the same tenure, but at a higher cost (i.e. debt issuances, due to banks and correspondents). Additionally, BCRP instruments are denominated in Nuevos Soles, which is the currency of the loan book that is expanding. Additionally, the stability of these instruments exceeds that of any other funding source.

Other liabilities posted an increase (+7.3% QoQ) due to more transactions with financial derivatives and higher provisions for income tax, specifically at the BCP Stand-Alone subsidiary.

Due to banks and correspondents grew 6.1% QoQ, which was due primarily to an increase in long term debt and financial obligations and in interbank funds at BCP Stand-Alone is particular.

Bonds and subordinated debt increased +2.7% QoQ. This was primarily attributable to an increase at BCP Stand-Alone and to a lesser extent at Mibanco. In the case of BCP Stand-Alone, this component was affected by the appreciation in the US Dollar (+1.42% QoQ) given that 88% of this liability is denominated in FC.

The YoY analysis reveals a significant increase in BCRP instruments (+138.2% YoY) while Due to Banks and Correspondents fell (-11.7% YoY), which was in line with on-going efforts to replace different types of funding with BCRP instruments.

2.4	Loan/Deposits (L/D)

Loan / Deposit ratio by subsidiary and currency type

	Loans
	Deposit
Total	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	BAP
3Q14	102.7%	140.8%	76.4%	51.8%	101.1%
2Q15	106.7%	150.6%	72.3%	55.9%	103.2%
3Q15	104.8%	142.0%	77.3%	54.5%	101.6%

LC	BCP Stand-alone	Mibanco
3Q14	105.1%	153.0%
2Q15	134.7%	181.7%
3Q15	152.5%	176.6%

FC	BCP Stand-alone	Mibanco
3Q14	100.3%	72.2%
2Q15	82.1%	34.8%
3Q15	69.7%	25.9%

The loan/deposit ratio (L/D) at Credicorp fell -160 bps QoQ. The same trend was seen at the banking subsidiaries: BCP Stand-Alone, Mibanco and ASB.

These decrease was in line with the +6.8% QoQ increase in total deposits vs. lower growth in total loans (+5.2% QoQ). Nevertheless, it is important to note that the more substantial increase in total deposits was due to an increase in short terms deposits towards the end of the quarter.

The YoY evolution shows a slight increase of +50 bps in the L/D ratio, which was in line with LC loan expansion and its dynamism in the second half of the year, while funding came mainly from larger use of BCRP instruments. Nevertheless, it is important to note that the L/D ratio continues to be low and is within the organization’s apetite.

The total L/D ratio at BCP Stand-Alone was situated at 104.8% at the end of 3Q15, which fell -190 bps below the level reported in 2Q15 (106.7%). The L/D by currency reported an increase in LC and was situated at 152.5% at the end of 3Q15 vs. 134.7% at the end of 2Q15, which was in line with the fact that more loans were issued in LC and with a drop in LC deposits. The L/D ratio in FC fell -124 bps, which was primarily due to a more significant increase in FC time deposits than in FC loans.

The evolution of the LC ratio does not represent a significant risk given that this type of ratio has limitations in that it fails to consider the advantages, in terms of adequate asset and liability management, that alternative funding such as BCRP instruments offer, mainly with regards to tenure and stability.

Mibanco’s total L/D ratio fell -86 bps due to higher growth in deposits vs. loans. Growth in deposits was due to the increase posted in time deposits from August one. Mibanco also opted to increase its use of BCRP Instruments as a funding source. It is important to note that an analysis of the L/D ratio by currency reflects a decrease QoQ in LC L/D ratio.

BCP Bolivia increased its L/D by +6 bps QoQ due to growth in loans. This was in line with the fact that lending activity is more dynamic in the second half of the year.

2.5	Funding Cost

Credicorp’s funding cost posted a slight increase of +2 bps QoQ and +3 bps YoY. This was mainly attributable to the fact that this ratio increased at two of its subsidiaries: BCP Stand-Alone and ASB.

	Funding cost by subsidiary
	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
Funding cost 3Q14	1.87%	6.90%	2.02%	2.31%	1.94%
Funding cost 2Q15	1.88%	4.31%	2.06%	2.33%	1.95%
Funding cost 3Q15	1.91%	4.28%	2.03%	2.38%	1.97%

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

At BCP Stand-Alone, the funding cost increased slightly by +3 bps QoQ given that interest expenses increased more than average total liabilities. The increase in interest expenses was due to: (i) a larger volume of BCRP instruments and with a higher cost, in line with the increase of 25 bps in the reference rate and the longer tenure (up to five years); (ii) the impact of the appreciation of the US Dollar on interest expenses for Bonds and subordinated notes; and (iii) higher level of Due to Banks and Correspondents.

ASB’s funding cost increase due to growth in captures of time deposits in FC, which was in turn affected by the appreciation in the US Dollar (1.42% QoQ).

Mibanco’s funding cost was situated at 4.28% in 3Q15, which represents a decrease of -3 bps QoQ. The QoQ decline is in line with more use of BCRP instruments. It is important to note that time deposits also increased but at the beginning of August. As such, the interest expenses generated by this type of funding in the whole quarter cannot be fully appreciated.

2.6	Mutual Funds

Mutual funds	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Mutual funds in Peru	7,540,063	8,253,621	8,728,789	5.8%	15.8%
Mutual funds in Bolivia	186,658	407,848	437,792	7.3%	134.5%
Total mutual funds	7,726,721	8,661,468	9,166,581	5.8%	18.6%

Credicorp Capital Fondos Perú reported an increase of +5.8% QoQ in its fund level, in line with its leading position in the market, and posted an increase in its market share to 42.4% in terms of AuMs, which represents a 10 bps increase with regard to last quarter’s. This was in line with an increase in AuMs as well as number of participants in the system, which was due to aggressive campaigns to capture funds from higher income segments.

Credifondo Bolivia’ AuMs continued to expand and posted growth of +7.3% QoQ. Its market share held steady at 12.6% in 3Q15, which makes it one of the 5 largest competitors in the country. It is important to note that the increase in AuMs was achieved with the same number of clients QoQ but who invested larger amounts in Credifondo Bolivia this quarter. Approximately 150 bps of the QoQ increase was due to the US Dollar’s appreciation against the Nuevo Sol.

3.	Portfolio quality and Provisions for loan losses

The PDL ratio fell -15 bps QoQ, which was in line with: (1) an improvement in the risk quality of new vintages at BCP Stand-alone and Mibanco; (2) an increase in charge-offs, mainly at Mibanco; and (3) solid growth in loans. The NPL ratio fell -16 bps QoQ due to loan growth and a decrease in the pace of growth of NPLs. The cost of risk registered its lowest level in two years and situated at 2.02% at the end of 3Q15.

Portfolio quality and Provisions for loan losses	Quarter			Change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Provisions	(486,612)	(492,770)	(497,077)	0.9%	2.2%
Loan loss recoveries	53,393	61,008	52,652	-13.7%	-1.4%
Provision for loan losses, net of recoveries	(433,219)	(431,762)	(444,425)	2.9%	2.6%
Cost of risk (1)	2.29%	2.07%	2.02%	-5 bps	-27 bps
Annualized provisions for loan losses / Net interest income	25.7%	23.5%	23.8%	30 bps	-190 bps
Total loans	75,680,558	83,503,213	87,842,690	5.2%	16.1%
Allowance for loan losses	3,168,154	3,622,632	3,674,654	1.4%	16.0%
Charge-offs	420,715	353,690	442,768	25.2%	5.2%
Past-due loans (PDL) (2)	1,961,895	2,275,380	2,256,655	-0.8%	15.0%
Refinanced loans	507,074	695,539	727,014	4.5%	43.4%
Non-performing loans (NPLs) (3)	2,468,969	2,970,919	2,983,669	0.4%	20.8%
PDL ratio over 90 days	1.83%	1.96%	1.88%	-8 bps	5 bps
PDL ratio	2.59%	2.72%	2.57%	-15 bps	-2 bps
NPL ratio	3.26%	3.56%	3.40%	-16 bps	14 bps
Coverage ratio of PDLs	161.5%	159.2%	162.8%	360 bps	130 bps
Coverage ratio of NPLs	128.3%	121.9%	123.2%	130 bps	-510 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Past-due loans include overdue loans and loans under legal collection.

(3) Non-performing loans include past-due loans and refinanced loans.

3.1	Provisions for loan losses

Provisions for loan losses increased +2.9% QoQ to situate at S/.444.4 million in 3Q15 due to:

i)	A QoQ increase in provisions for Wholesale Banking given that 2Q15 marked the lowest provisions level in the last 2 years, after a peak in 1Q15, which was due to isolated cases in Corporate Banking.

ii)	An increase in the provisions level of the SME-Business segment was due to one client, which experienced deterioration in its debt capacity in September 2015, as we will explain later in the report.

iii)	The aforementioned was buffered by an improvement in the risk quality of new vintages in the Retail Banking portfolio (Credit Cards, Consumer, SME-Pyme and Mortgages) as a result of the adjustments implemented in risk models to improve the risk profile in the origination.

The cost of risk (ratio of annualized net provisions for loan losses over total loans) remained in a low level and fell -5 bps QoQ and -27 bps YoY. The aforementioned is due to low growth in provisions, which was in line with the improvement in the risk quality of new vintages that was accentuated by +5.2% QoQ of expansion in loans. In 3Q15, the ratio posted a 2.02%, which represents the lowest level reported in the last two years, after the acquisition of Mibanco and the delinquency problem in the SME-Pyme portfolio in 2014. The annualized net provisions to Net Interest Income (NII) ratio reported a slight increase due primarily to the lower increased of NII (+1.6% QoQ) associated to higher interest expenses, as will be explained in section “4. Net Interest Income”. The YoY analysis reveals a decrease of -190 bps given that NII grew at a higher rate than annualized net provisions.

The allowance for loan losses increased on +1.4% QoQ due to the provisions generated at BCP this quarter, which were offset by charge-offs at Mibanco in 3Q15. This was due to extensive efforts over the period of a year to recover the PDL portfolio.

The coverage ratio of PDLs increased significantly QoQ (+360 bps) due to a decrease in the PDL portfolio (-0.8% QoQ) and a slight increase in the allowance for loan losses (+1.4% QoQ). Also the YoY analysis reveals an improvement in the coverage level for the PDL portfolio (+130 bps) due to higher growth of allowance for loan losses (+16%) vs. the PDL portfolio (+15%).

The coverage ratio of NPLs improved +130 bps QoQ due to an increase in the reserves for loan losses (+1.4% QoQ), which was attributable to a slight increase in NPLs (+0.4% QoQ). Nevertheless, the YoY analysis indicates that the coverage ratio of NPLs fell -510 bps due to an increase in this portfolio, which was in turn associated with on-going refinancing campaigns since the second half of 2014 in SME-Pyme, Credit Card, Consumer and SME-Business segments.

3.2	Portfolio Quality

Portfolio quality & Cost of risk

(1) Cost of risk = Annualized provisions for loan losses / Total loans.

When analyzing the evolution of traditional delinquency ratios (PDL and NPL ratios), it is important to keep in mind that these ratios continue to be distorted by the existence of real estate collateral, which characterizes the SME-Pyme, SME-Business and Mortgage segments. This means that a significant proportion of loans, that are more than 150 days past due, cannot be written-off even though they are fully provision, because a legal procedure is needed to liquidate the collateral, which takes 4 years on average.

It is important to note that the aforementioned ratios also incorporate a seasonal effect that characterizes all second semesters (2H). In 2H, there is a significant increase in loans due to campaigns at year-end while in 1H growth decelerates given the cancellation of all loans granted in the 2H of the previous year.

Despite this, the PDL and NPL ratios registered an improvement QoQ.

The PDL ratio posted a -15 bps improvement QoQ and situated at 2.57% in 3Q15. This was due to the decreased in PDL portfolio (-0.8% QoQ) while loan book expanded (+5.2% QoQ). The evolution of the PDL portfolio was due to:

(i)	Mibanco: since the integration of Mibanco and Edyficar, we began efforts to clean up the loan portfolio. As such in 3Q15, we saw a contraction in the QoQ evolution of Mibanco’s PDL portfolio. This was in line with an improvement in the risk quality and the higher level of charge-offs. After nearly a year of concerted efforts to recover the PDL portfolio, in September 2014 we recorded a higher level of charge-offs to clean up the portfolio.

(ii)	BCP: the bank reported its lowest increase in PDL loans in 2015, which was in line with improvements in the risk quality of the Credit Card, Consumer and SME-Pyme segments.

The PDL ratio over 90 days dropped -8 bps QoQ and situated at 1.88% at the end of 3Q15. The YoY ratio increased only +5 bps (1.83% in 3Q14).

The NPL portfolio (which includes refinanced loans) increased slightly by +0.4% QoQ. This was basically due to an increase in the refinanced portfolio (+4.3% QoQ, which represents 0.8% of total loans). The aforementioned, which was accompanied by solid loan growth, led to a lower NPL ratio QoQ (-16 bps). An analysis of the YoY ratio indicates a +14 bps increase due to on-going refinancing campaigns that began in early 2015.

The following graph shows the evolution of the PDL ratio by business and product line:

PDL ratio by segment

SME - Pyme
10.57%
10.61%
11.54%
12.00%
11.91%
6.50%
6.00%
5.68%
5.61%
Mibanco Consolidated
5.42%
5.04%
4.88%
4.96%
4.38%
4.73%
SME - Business
4.09%
4.26%
4.12%
4.12%
3.93%
Credit card
2.59%
2.51%
2.58%
2.72%
2.57%
Credicorp
2.38%
2.35%
2.16%
2.44%
2.42%
Consumer
1.61%
1.73%
1.79%
1.88%
1.92%
Mortgage
1.44%
1.37%
1.63%
1.60%
1.62%
Bolivia
0.32%
0.32%
0.26%
0.28%
0.27%
Wholesale
Sep 14
Dec 14
Mar 15
Jun 15
Sep 15

3.2.1	Delinquency ratios by business

Wholesale Banking – Portfolio quality and Cost of risk

(i)	Wholesale Banking’s PDL ratio has remained very low at around 0.3% (+/- 10 bps). In terms of the cost of risk, it is important to note that the level of -0.04% in 2Q15 reflects some provision reversals due to recoveries. As such, the 0.21% level reported in 3Q15 represents a cost of risk that is typical in our business.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported a slight increase in its PDL ratio at the end of 3Q15 (1.62%). This was in line with the maturity cycle in the Retail Banking portfolio, in particular the SME-Pyme segment, which in mid-2014 was affected by a new regulation that limits loan renewals (obligating clients to adjust to new debt levels). The cost of risk in this scenario increased +10 bps due to the need to set aside more provisions, mainly for the Retail Banking portfolio. It is important to note that BCP Bolivia’s delinquency indicators are below the Bolivian financial system’s average (the PDL and NPL ratios were 1.64% and 2.63%, respectively).

When analyzing the evolution of delinquency by line and product within Retail Banking, it is important to consider longer time horizons.

SME-Business – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iii)	When analyzing the SME-Business portfolio, it is important to note that the delinquency ratios reduced QoQ due to the deceleration in PDL and NPL’s pace of growth and due to the loan book expansion. In this context, these ratios fell -23 bps and -35 bps QoQ, respectively.

The cost of risk in this segment was situated at a low level that is closer to that of Wholesale Banking, which is in line with this business segment’s nature and business model. Nevertheless, the cost of risk at the end of 3Q15 was 103 bps higher than 2Q15’s. This was mainly attributable to one client (57 bps), which experienced a deterioration in its debt capacity due to bad performance in some projects that were not his core business.

SME - Pyme – Portfolio quality and Cost of risk

(iv)	When analyzing the SME-Pyme portfolio, it is important to remember that early delinquency excludes loans that are less than 60 days past due (which are volatile but whose percentage of recovery is very high) and loans that are more than 150 days past due (provisions have been set aside but they cannot be written-off due to the existence of real state collateral). Since the second half of 2014, early delinquency has followed a downward trend YoY every quarter, which is in line with the adjustments that were made to the business model in November 2013 and 2014.

It is important to note that an analysis of the SME-Pyme segment should include an examination of the evolution of YoY indicators to eliminate the distortion created by this business’s seasonality (more loans are made in the second half of the year). In this context, the early delinquency ratio was situated at 2.79% at the end of 3Q15, which represented a drop of -35 bps YoY. It is even more important to note that the level reported in 3Q15 is very close to that registered in 3Q13.

The improvement in the risk quality of post-adjustment vintages is reflected in the decrease in provision expenses, which in turn led to a drop in the cost of risk. In the more appropriate YoY analysis, the cost of risk improved for the fourth consecutive quarter: -100 bps YoY in 4Q14 and 1Q15 (vs. 4Q13 and 1Q14, respectively); -126 bps in 2Q15 (vs. 2Q14); and -50 bps in 3Q15 (vs. 3Q14).

The PDL and NPL ratios do not reflect the aforementioned improvement to the same extent because of the distortion aforementioned that is related to the PDLs and NPLs already provisioned but that cannot be written-off due to the real state collateral (approximately 55% collateral coverage). Both ratios reported an improvement QoQ (-9 bps and -19 bps, respectively) that was mainly attributable to deceleration in the expansion of the PDLs and NPLs; and to loan growth, which is typical in the second semester of each year.

Mortgage – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	Mortgage loans, like SME-Business and SME-Pyme loans, are backed by real-state collateral whose foreclosure takes on average between 3 and 4 years. As such, it is more relevant to analyze the evolution of early delinquency. This indicator maintains a low level of delinquency around 0.8% (+/- 10 bps) and registers certain volatility but it remains within the organization risk appetite limits.

The cost of risk of this segment is very low and was situated at 0.68% at the end of 3Q15.

It is important to mention that Mortgages can be categorized into two types: BCP’s traditional mortgage and Mivivienda (government supported program):

a.	BCP’s traditional mortgage has a dollarization level of 33% and posts stable delinquency ratios.
b.	Mivivienda represents 15% of total mortgages and explains most of the increase in NPL and PDL ratios due to its maturity cycle between 3 and 4 years. The last is exacerbated by the slowdown in the origination as clients wait for the enhanced Mivivienda[3] product of the next year.

3 The MiVivienda program offers mortgage loans that are backed by the Peruvian government. In 2014, a new MiVivienda loan was launched with better conditions to ensure higher fulfillment levels.

Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	The early delinquency indicator for the Consumer portfolio remains low and is situated at around 2%. It is important to note that the QoQ trend is explained by:

a.	Low growth in the PDL portfolio, which was in line with the improvement in the risk quality of new vintages after the effect of the change in the calculation of the minimum payment for clients with both products was controlled (Consumer and Credit Card); and

b.	Growth, although mild, in total loans (+0.8% QoQ, which was the lowest since 3Q13).

The cost of risk dropped not only QoQ, which was in line with the improvement in portfolio quality, but was also lower than that reported in 3Q14. This was the result of higher participation of good risk profile clients in the origination of consumer loans.

An analysis of the YoY evolution reveals a reduction of -4 bps in the early delinquency that represents a level even lower than that posted in 3T13.

Credit Card – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data proccessing that have been incorporated in this report.

(vii)	The Credit Card segment has posted improvements in all of its delinquency indicators since 1Q14, when it reached a peak, in line with efforts to control delinquency issues associated with the change in the calculation of the minimum payment in October 2013. The aforementioned was possible due mainly to refinancing that helped clients adjust to new levels of debt service.

The PDL ratio, NPL ratio and early delinquency ratios fell -111 bps, -90 bps and -45 bps respectively YoY.

The improvement in the risk quality led to a decrease of the cost of risk, not only versus 3Q14 but also compared to 3Q13 level. Finally, it is important to remember that the improvement in the quality of risks for the credit card segment is associated with the adjustments made at the end of 2014, which increased the cut off point for the minimum income required to access a credit card.

Mibanco – Portfolio quality and Cost of risk4

(viii)	The PDL ratio at Mibanco fell -108 bps as expected, going from 6.5% at the end of 2Q15 to 5.42% at the end of 3Q15. This was due primarily to the contraction in the PDL portfolio, which was associated with year-long efforts to clean up the loan portfolio. This was accompanied by initiatives to fine-tune the charge-off policy to improve clean-up efforts.

The aforementioned was reflected in the evolution of the cost of risk, which fell 95 bps QoQ due to the fact that an improvement in the risk quality led to the need for fewer provisions.

4 Mibancos’ cost of risk is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

4.	Net Interest Income (NII)

Credicorp’s NII increased +1.6% QoQ and +10.7% YoY. This was due primarily to growth in interest income on loans. Nevertheless, higher growth QoQ in average interest-earning assets (+5.4%) generated a drop in NIM QoQ, which went from 5.70% at the end of 2Q15 to 5.49% in 3Q15. It is important to analyze NIM after provisions, particularly in year-on-year terms, which posted a -5 bps decline.

Net interest income	Quarter			% change		YTD		% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14
Interest income	2,249,658	2,457,520	2,517,963	2.5%	11.9%	6,296,014	7,352,700	16.8%
Interest on loans	2,022,787	2,123,643	2,187,431	3.0%	8.1%	5,602,550	6,388,197	14.0%
Interest and dividends on investments	3,649	30,348	2,507	-91.7%	-31.3%	56,633	51,393	-9.3%
Interest on deposits with banks	14,591	11,030	6,613	-40.0%	-54.7%	41,925	25,258	-39.8%
Interest on trading securities	195,211	223,094	227,819	2.1%	16.7%	566,375	669,635	18.2%
Other interest income	13,420	69,405	93,593	34.9%	N/A	28,531	218,217	N/A
Interest expense	563,473	620,320	651,071	5.0%	15.5%	1,597,606	1,863,246	16.6%
Interest on deposits	225,814	209,408	206,799	-1.2%	-8.4%	602,880	625,024	3.7%
Interest on borrowed funds	117,435	185,203	204,734	10.5%	74.3%	306,382	547,931	78.8%
Interest on bonds and subordinated notes	179,306	180,087	192,879	7.1%	7.6%	528,423	550,758	4.2%
Other interest expense	40,918	45,622	46,659	2.3%	14.0%	159,921	139,533	-12.7%
Net interest income	1,686,185	1,837,200	1,866,892	1.6%	10.7%	4,698,408	5,489,454	16.8%
Average interest earning assets	117,324,842	129,009,511	135,942,787	5.4%	15.9%	111,657,892	131,526,437	17.8%
Net interest margin (1)	5.75%	5.70%	5.49%	-21 bps	-26 bps	5.61%	5.56%	-5 bps
Net interest margin after provisions (1)	4.27%	4.36%	4.22%	-14 bps	-5 bps	4.08%	4.17%	+9 bps

(1) Annualized.

4.1	Interest Income

Interest income increased +2.5% QoQ, which was primarily due to growth in interest income on loans (+3.0% QoQ), followed by higher income on derivatives, which is reported on the Other Interest Income line (+34.9% QoQ).

Growth of +3.0% QoQ in interest income on loans was attributable to the +3.3% QoQ loan expansion in average daily balances, which was in turn due to growth in BCP Stand-Alone’s portfolio. The latter was due primarily to growth in Middle-Market Banking (+5.4% QoQ) and in Corporate Banking (+2.5% QoQ) due to an increase in financing for working capital and for mid and long-term loans, which were mainly disbursed in LC; and to the increase in SME-Business loans (+9.1% QoQ), which was in line with the year-end campaigns.

Growth in Other Interest Income (+34.9% QoQ) was generated by net earnings on forwards with BCRP (exchange rate swaps), which are made to close the position of forward trades made by private institutional clients (mainly foreign clients). It is important to note that these instruments are used mainly by BCP and are in line with BCRP’s policy to reduce excessive exchange rate volatility. It is also good to keep in mind that BCRP has set limits for the forward business that have decreased this business’s volume.

Income on Interest and Dividends on Investments fell -91.7% QoQ, which was attributable to higher dividend income registered on 2Q15, mainly at Grupo Pacifico (April 2015).

The YoY analysis reveals that net interest income grew +11.9%, which was mainly due to (i) higher income from loans (+8.1%), which was attributable to a +16.8% YoY expansion in average daily loan balances at Credicorp; (ii) the increase in Other Income, which was associated with an increase in investment in exchange rate swaps with BCRP; and (iii) the increase in income from interest on securities.

4.2	Interest Expenses

Interest expenses increased +5.0% QoQ due primarily to an increase in expenses on Interest on borrowed funds (+10.5% QoQ), due mainly to higher Due to banks and correspondents. This growth was associated with more use of BCRP Instruments (+18.5% QoQ), primarily at BCP and Mibanco, as discussed in the section on Funding Cost.

Interest expenses on Bonds and Subordinated Notes increased +7.1% QoQ, which was in line with growth in bonds and subordinated debt (2.7% QoQ). It is important to remember that this increase is also associated with the appreciation of the US Dollar (+1.42% QoQ) because the majority of these instruments are denominated in dollars.

Interest expenses on Deposits fell slightly QoQ (-1.2%) despite the fact that deposits increased this quarter, because deposits increase was due to growth in specific time deposits of Private Banking at the end of the quarter. As such, they had little impact on interest expenses for the whole quarter.

In the YoY analysis, interest expenses increased +15.5%. This was primarily due to growth in expenses for Interest on Borrowed Funds (+74.3% YoY) due to increased use of BCRP instruments in 2015. The aforementioned was mitigated by a decrease in the expense on Interest on Deposits (-8.4% YoY), as explained above.

4.3	Net Interest Margin (NIM)

Credicorp’s NIM vs. Adjusted NIM

Adjusted NIM = (Net interest margin)*4 / [Average (Interest earning assets – Restricted-deposits related to BCRP instruments)]

The Net interest margin decreased -21 bps QoQ and -26 YoY to reach 5.49%, which is below the 5.70% reported in 2Q15, and the 5.75% registered in 3Q14. The latter is explained by:

(i)	More use of BCRP instruments, which inflated interest-earning-assets (IEA) because of the restricted-deposits that are required;
(ii)	Higher loan disbursements towards the end of the quarter that resulted in higher growth in average IEA (the average of period-beginning and period-end balances is used in the NIM calculation) than in average daily balances of the IEA (which are related to NII generation);
(iii)	The expansion of total loans, led by low-margin business segments such as Wholesale Banking and Mortgage; and
(iv)	The slight increase in the funding cost.

It is important to mention that the first element has a material effect on NIM’s reduction QoQ. Thus, NIM adjusted by eliminating from interest-earning-assets the amount of restricted-deposits required in the Central Bank’s repo trades, dropped -13 bps QoQ.

Credicorp’s NIM5

The NIM on loans dropped -7 bps QoQ in line with the change in the loan portfolio mix in 2015. The NIM after provisions registered a decrease of -14 bps QoQ. The QoQ evolution was due primarily to an increase in average interest-earning assets (+5.4% QoQ), which expanded at a higher pace than net interest income (+1.6% QoQ).

It is important to analyze NIM on a per subsidiary basis. The chart below shows the interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Pacífico(1)	Credicorp(2)
NIM for 3Q14	5.06%	13.83%	4.90%	2.13%	5.00%	5.75%
NIM for 2Q15	4.94%	14.16%	4.45%	2.19%	5.91%	5.70%
NIM for 3Q15	4.75%	14.49%	4.27%	2.01%	5.74%	5.49%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Pacifico's NIM arises from Pacifico Vida's financial income from its investments.

(2) Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

The evolution of global NIM by subsidiary shows a decrease of -21bps QoQ at the Credicorp level. This result was associated primarily with this indicator’s evolution at BCP Stand-Alone, which represents 69% of the net interest income generated by Credicorp and whose NIM fell -19pbs QoQ. This was mainly due to higher loan growth in lower margin segments such as Wholesale Banking (both Corporate and Middle Market) and Mortgages.

Mibanco’s NIM increased +33bps QoQ due to higher net interest income this quarter, which was in line with an increase in loans in terms of average daily balances.

5 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

5.	Non-Financial Income

Non-financial income grew +3.0% QoQ due primarily to the increase of +17.6% QoQ in Net gain on foreign exchange transactions, followed by the growth of Net gain from subsidiaries. The latter offset the contraction of -2.0% QoQ in Fee income. The YoY evolution reported +3.9% growth due to an increase in Fee income, which is the main source of non-financial income, and the growth of Net gain on foreign exchange transactions.

Non-financial income	Quarter			% change		YTD		% change
S/.000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14
Fee income, net	614,777	663,206	650,195	-2.0%	5.8%	1,836,467	1,957,027	6.6%
Net gain on foreign exchange transactions	164,097	168,285	197,902	17.6%	20.6%	437,125	566,633	29.6%
Net gain on sales of securities	75,592	20,743	29,200	40.8%	-61.4%	251,214	74,828	-70.2%
Net gain from subsidiaries(1)	-	(227)	3,172	N/A	N/A	-	149,763	N/A
Other income(2)	26,821	37,724	35,612	-5.6%	32.8%	114,485	114,988	0.4%
Total non financial income	881,287	889,730	916,081	3.0%	3.9%	2,639,290	2,863,239	8.5%

(1) Mainly includes the JV between Grupo Pacífico and Banmédica.

(2) 2Q15 figures differ from the previously reported, consider figures on this report.

Fee income, which is the main source of non-financial income (71% of total non-financial income), posted a slight decrease, -2.0% QoQ.

Fee income evolution QoQ, by subsidiary (S/. Millions)

* Others include Grupo Pacificio and eliminations for consolidation purposes.

Banking fee income increased quarter over quarter, as shown in the above graph. Nevertheless, in the financial-statement consolidation process, the bancassurance business generated by Pacifico, BCP and Mibanco results in a decrease in the fee income reported at BCP stand-alone and Mibanco, and a reduction of the acquisition cost within the insurance underwriting result.

Banking fee income increased +3.7% QoQ, which came mainly from BCP (main source of this type of income). It is important to note growth of +8.1% QoQ in miscellaneous accounts, due to higher volume of transactions in savings accounts, checking accounts, debit cards and others. It is also noticeable the increase of +26.4% QoQ in Mortgages’ fee income, due to the expansion of the local currency portfolio (+5.8% QoQ). Other items that also contributed to the growth of BCP’s fee income were: (i) Drafts and transfers (+12.2% QoQ), (ii) Payments and collections (+3.1% TaT), among others, in line with the higher number of transactions registered during the quarter.

The following table includes a breakdown of the fee income in the banking business:

Composition of the fee income in the banking business

Fee Income	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Miscellaneous accounts (1)	141,313	155,499	168,041	8.1%	18.9%
Credit cards (2)	62,917	65,090	64,744	-0.5%	2.9%
Drafts and transfers	28,573	31,975	35,877	12.2%	25.6%
Personal loans (2)	17,576	24,138	24,674	2.2%	40.4%
SME loans (2)	17,638	18,640	16,000	-14.2%	-9.3%
Insurance (2)	15,841	18,425	19,016	3.2%	20.0%
Mortgage loans (2)	9,838	9,244	11,685	26.4%	18.8%
Off-balance sheet (3)	35,433	38,704	38,504	-0.5%	8.7%
Payments and collections (3)	78,315	90,507	93,355	3.1%	19.2%
Commercial loans (3)	10,223	16,871	16,245	-3.7%	58.9%
Foreign trade (3)	10,032	10,484	10,942	4.4%	9.1%
Corporate finance	18,767	10,804	11,312	4.7%	-39.7%
ASB	5,707	7,195	5,761	-19.9%	0.9%
Others (4)	38,075	39,542	40,740	3.0%	7.0%
Total fee income	490,248	537,120	556,898	3.7%	13.6%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Mibanco, Edyficar, network usage and other services to third parties, among others.

The growth of BCP’s fee income helped to balance the reduction in Credicorp Capital’s one, due to lower income registered during the quarter in Asset Management and in the Sales and Trading business, in line with poor market conditions in the three countries (Colombia, Chile, Perú) in which it operates. ASB also registered lower levels of entry and administration fees, as well as custody income, in line with the smaller level of AuMs QoQ.

Net gains on foreign exchange transactions grew +17.6% QoQ mainly due to: (i) BCP, which registered a larger volume of these kind of transactions, in line with high exchange rate volatility during the second half of August and the first days of September; and (ii) Credicorp Capital, due to higher gains in positions taken and in arbitrage transactions to take advantage of higher volatility of the US Dollar against the Colombian and Chilean Peso. The YoY analysis shows an increase of +20.6% as a result of higher exchange rate volatility too.

The Net gain from subsidiaries, which comes from the JV between Grupo Pacífico and Banmédica for the health businesses, is composed of the following elements:

i)	A contribution of 50% of the net income generated by the corporate health insurance and medical services businesses that is now managed by Banmédica, which was equivalent to S/. 6.6 million and grew +41.3% QoQ;

ii)	A 50% deduction of the net income generated by the private health insurance given that Grupo Pacífico manages this business. The deduction in 3Q15 was S/. 3.4 million and grew +5.1% QoQ.

Net gains on sale of securities improved QoQ, due to the non-recurring income registered in ASB, which offset loss for lower MtM of investments portfolios, mainly in Grupo Pacifico, as we mentioned before, and in BCP and Credicorp Capital.

6.	Insurance underwriting result

The insurance underwriting result increased +4.1% QoQ mainly due to a decrease in the acquisition cost in Property & Casualty6 (P&C) and an increase in life insurance business. This effect offset a higher level of claims in P&C (car and private health insurance) QoQ. In the YoY analysis, it is important to mention that results incorporate the accounting effect7 of the joint venture with Banmedica; however, the underwriting result increased 6.5% mainly due to a decrease in claims and in the acquisition cost, which offset lower net earned premiums.

Insurance underwriting result(1)	Quarter			% change		YTD		% change
S/.000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14
Net earned premiums	555,160	427,044	432,777	1.3%	-22.0%	1,618,388	1,264,317	-21.9%
Net claims	(358,492)	(255,382)	(265,648)	4.0%	-25.9%	(1,051,677)	(753,305)	-28.4%
Acquisition cost (2)	(79,030)	(51,314)	(41,884)	-18.4%	-47.0%	(247,806)	(169,169)	-31.7%
Total insurance underwriting result	117,638	120,348	125,245	4.1%	6.5%	318,905	341,843	7.2%

(1) Figures differ from those previously reported. The correct figures are published on this report.

(2) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/. million)

1) Includes medical assistance for dependents and medical services.

(2) The underwriting result is usually negative because the major source of income comes from its financial income.

6 P&C includes car insurance, private health insurance and traditional property and casualty. The private health insurance is managed by Pacifico and for which Banmedica receives 50% of net earnings, due to the joint venture agreement.

7 The joint venture agreement with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) is registered as an investment in subsidiaries. Both businesses are managed by Banmedica, and Pacifico receives 50% of net earnings.

6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/. millons)	(S/. millons)

(1) Includes medical assistance for dependents and medical services.

Written premiums increased + 5.8% QoQ, life insurance business The latter was due to an improvement in individual annuities business8, which posted the highest turnover level in 3T15 followed by individual life9 premiums, which rose due to renewals, and Credit life10, where expansion was attributable to the Mibanco bancassurance portfolio. P&C’s written premiums decreased QoQ, mainly due to a decline in the traditional property & casualty business.

It is important to mention that individual annuities represent a long-term business where once premiums are registered; reserves have to be constituted for similar amounts. Income generation in this business is long-term and stems from financial income. This effect is not reflected in the underwriting result and is instead registered as non-financial income at Credicorp. In this context, a significant increase in gross premiums in the annuities business is offset by higher reserves.

Net earned premiums increased only + 1.3% QoQ and were driven by higher premiums in the life insurance business in particular and in Group life and Credit life. In contrast, P&C business remained stable QoQ due to higher premiums in private health insurance and car insurance, which were offset by lower premiums in the traditional property and casualty segment.

8 Life insurance for individuals with a retirement, disability and survivorship pension.

9 Life insurance for individuals.

10 Life insurance for individuals granted together with a loan.

6.2	Net claims

Net claims by business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

Net claims increased +4% QoQ due to higher claims in P&C, specifically in the private health insurance, due to an increase in out-patient services and in the car insurance business. Claims in the life insurance business registered a slight increase QoQ due to a higher volume of SISCO11-related and individual life claims, which were offset by lower claims in personal accidents and group life.

6.3	Acquisition cost

Acquisition cost by Business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

The acquisition cost, which is composed of net fees and net underwriting expenses12, decreased -18.4% QoQ due to a decrease in net fees that offset the slight increase in net underwriting expenses.

The reduction of net fees was mainly explained by the regularization of eliminations from transactions among affiliates in the financial consolidation process. The slight increase in net underwriting expenses came from the life insurance business (individual life and group life).

11 Disability insurance, survivors and funeral expenses with AFP.

12 Net underwriting expenses = underwriting income + underwriting expense.

7.	Operating expenses and efficiency

The efficiency ratio12 was situated at 41.7%, which register a reduction of 60 bps than the figure posted in 2Q15, in line with the efforts made through the Efficiency program. The aforementioned was attributable to lower expenses in Salaries and employees benefits and the increase in operating income; the latter was mainly associated to the major dynamism of the second half of the year. In YoY terms, operating expenses increased only +20 bps, due to the lower non-financial income during this quarter. Year to date, the efficiency ratio reduced 30 bps, in line with a higher operating income.

Operating expenses	Quarter			% change		YTD		% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14
Salaries and employees benefits	672,540	718,214	703,985	-2.0%	4.7%	1,978,785	2,137,394	8.0%
Administrative, general and tax expenses	487,216	481,985	496,163	2.9%	1.8%	1,364,020	1,409,315	3.3%
Depreciation and amortizacion	105,443	110,699	111,966	1.1%	6.2%	304,171	331,058	8.8%
Other expenses	84,368	55,280	25,688	-53.5%	-69.6%	159,569	122,083	-23.5%
Total operating expenses	1,349,566	1,366,178	1,337,802	-2.1%	-0.9%	3,806,544	3,999,850	5.1%
Operating income	3,049,031	3,095,734	3,147,767	1.7%	3.2%	8,665,152	9,277,432	7.1%
Operating expenses	1,265,198	1,310,898	1,312,114	0.1%	3.7%	3,646,975	3,877,767	6.3%
Reported efficiency ratio (1)(2)	41.5%	42.3%	41.7%	-60 bps	+20 bps	42.1%	41.8%	-30 bps
Operating expenses / Total average assets (3)	3.9%	3.7%	3.5%	-20 bps	-40 bps	3.9%	3.6%	-30 bps

(1) (Operating expenses - Other expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net premiums earned + Gross margin from medical services).

(2) 2Q15 figure differ from previously reported, please consider the data presented on this report.

(3) (Operating expenses - Other expenses) annualized / Average of Total Assets. Averages are calculated with period-beginning and period-ending balances.

Total operating expenses reduced -2.1% QoQ in line with the Efficiency Program implemented at BCP Stand–alone and the several efforts made in other subsidiaries to achieve efficient growth. Moreover, the increase in operating income13 (+1.7 QoQ) was higher in comparison to the slight increase in operating expenses14 (+0.1% QoQ).

The quarterly reduction in the efficiency ratio (-60 bps) is mainly explained by the lower expenses in Salaries and employee benefits (-2.0% QoQ), which is explained by lower variable compensation paid to employees during the quarter, mainly through Credicorp Capital. Despite this reduction, the number of employees at Credicorp increased QoQ: 33,426 employees at the end of 3T15 vs. 32,828 employees at the end of 2T15.

Administrative, general and tax expenses grew +2.9% QoQ, which was mainly due to higher expenses in Marketing, IT outsourcing, rent, programs and systems, as we will explain below.

An analysis of Total operating expenses YoY, shows a slight reduction of -0.9%, in line with the efforts to improve operational efficiency through the efficiency project that started in the third quarter of 2013.

13 The efficiency ratio is calculated using the following formula:

14 Includes the following accounts: Net interest income, Fee Income, Net gain on foreign exchange transactions and Net earned premiums.

15 Includes the following accounts: Salaries and employees benefits, Administrative, general and tax expenses and Depreciation and amortization.

The following table contains information on Administrative and general expenses:

Administrative and general expenses	Quarter						Change
S/. (000)	3Q14%		2Q15 (1)%		3Q15%		QoQ	YoY
Marketing	64,910	13%	56,830	12%	70,812	14%	24.6%	9.1%
Taxes and contributions	50,758	10%	56,091	12%	50,846	10%	-9.4%	0.2%
Insfrastructure	54,621	11%	60,097	12%	57,480	12%	-4.4%	5.2%
Minor expenses	68,119	14%	66,880	14%	60,788	12%	-9.1%	-10.8%
Systems outsourcing	47,113	10%	48,850	10%	55,767	11%	14.2%	18.4%
Programs and systems	49,841	10%	49,357	10%	54,528	11%	10.5%	9.4%
Communications	26,520	5%	26,699	6%	30,012	6%	12.4%	13.2%
Rent	41,481	9%	40,624	8%	47,327	10%	16.5%	14.1%
Consulting	30,022	6%	26,058	5%	21,217	4%	-18.6%	-29.3%
Channels	45,275	9%	43,796	9%	43,493	9%	-0.7%	-3.9%
Others(2)	8,555	2%	6,702	1%	3,892	1%	-41.9%	-54.5%
Total administrative and general expenses	487,216	100%	481,985	100%	496,163	100%	2.9%	1.8%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Others include ASB, BCP Bolivia, Grupo Crédito and eliminations for consolidation.

If we analyze the administrative and general expenses by expenditure type, it is important to note that the QoQ variation was due to:

(i)	An increase in the Marketing expenses (24.6% QoQ), which was associated to year-end campaigns (Cuenta sueldo, Cuenta premio y Lanpass) and advertising, focused on the second half of the year, which is the most dynamic period of the year.
(ii)	In this quarter IT outsourcing expenses increased + 14.2% QoQ mainly due to maintenance of infrastructure, information technology and outsourced applications. It is important to note that these expenses have increased QoQ and YoY due to the benefits that offer the outsourcing, which allows us to improve our operational efficiency.
(iii)	Rent expanded 16.5% QoQ, explained through BCP Stand-alone, due to the higher rental prices QoQ.
(iv)	The increase in Programming and systems (+ 10.5% QoQ), mainly due to the renewal of licenses held by the various IT services and programs that support our business platform.

The latter was mitigated by i) lower taxes and contributions (-9.4% QoQ) associated with higher expenses at BCP Bolivia in 2Q15, as a result of the adjustment of income tax in 2014; ii) lower expenses for Consulting -18.6% QoQ, as a result of a higher expense registered in the previous quarter, specifically for consulting to Retail Banking; and iii) a reduction of minor expenses (-9.1% QoQ) due to lower commissions paid to third parties.

The expense/asset ratio improved QoQ (-20 bps) and YoY (40 pbs) in line with i) the lower operating expenses, ii) the increase of total assets (+ 6.7% QoQ) and the dynamism of loans in this quarter. Also, in accumulated terms this ratio reflected a reduction of -30 bps.

The following table contains a breakdown of the efficiency ratio reported (expense/income) by subsidiary:

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp
3Q14	42.2%	56.3%	59.8%	24.1%	20.8%	42.2%	105.5%	41.5%
2Q15 (1)	41.8%	56.0%	74.3%	22.4%	17.6%	44.0%	114.5%	42.3%
3Q15	40.7%	54.0%	63.9%	25.7%	17.1%	41.6%	94.1%	41.7%
Var. YoY	-150 bps	-230 bps	+410 bps	+160 bps	-360 bps	-70 bps	-1,140 bps	+20 bps
Var. QoQ	-110 bps	-200 bps	-1040 bps	+330 bps	-50 bps	-240 bps	-2,050 bps	-60 bps

(1) 2Q15 figure of Credicorp differ from previously reported, please consider the data presented on this report.

The efficiency ratio was situated at 41.7% at the end of 3Q15, which was -60 bps lower than the 42.3% reported in 2Q15. This evolution was due to:

(i)	A -110 bps reduction QoQ in the efficiency ratio at BCP stand-alone, attributable to higher operating income, which is in line with the increase of net interest income. YoY the efficiency ratio decrease -150 bps as a result primarily to the implementation of the Efficiency Program at BCP. It is important to note, BCP stand-alone accounts for more than 62% of the income and expenses considered in the calculation of the efficiency ratio.

(ii)	Also, Mibanco record a reduction QoQ in its efficiency ratio of -200 bps associated with the major one-off expenses related to the integration of Edyficar and Mibanco.

(iii)	It is important to note that Credicorp Capital (-2050 bps QoQ), BCP Bolivia (-1040 bps QoQ), Prima AFP (-240 bps) and Pacifico (-60 bps QoQ), recorded an improvement in its ratios, due to several efforts made in those subsidiaries to improve operational efficiency.

In YoY evolution, the efficiency ratio increased +20 bps compared to the level registered in the 3Q14, this was a result of: i) higher salaries in BCP Bolivia, in line with the YoY increase in employees (1702 employees at the end of 1643 vs. 3T15 employees at the end of 3T14) and lower operating income; and ii) the efficiency ratio of ASB grew +160 bps, due to higher operating and interest expenses.

8.	Regulatory Capital

8.1	Regulatory Capital –BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% Change
S/. (000)	Sep 14	Jun 15	Sep 15	QoQ	YoY
Total Regulatory Capital (A)	15,690,887	17,937,578	18,085,180	0.8%	15.3%
Tier I (1)	9,131,803	10,671,098	10,697,542	0.2%	17.1%
Tier II (2) + Tier III (3)	6,559,083	7,266,480	7,387,638	1.7%	12.6%
Total Regulatory Capital Requirements (B)	13,856,358	15,026,343	15,739,357	4.7%	13.6%
Regulatory Capital Ratio (A) / (B)	1.13	1.19	1.15
Required Regulatory Capital Ratio (4)	1.00	1.00	1.00

(1) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(2) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(3) Tier III = Subordinated debt covering market risk only.

(4) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

As of September 2015, Credicorp posted a comfortable capitalization level that is equivalent to 1.15 times the capital required by the Peruvian regulator.

This ratio slightly decreased QoQ in line with the higher increase in regulatory capital requirement (+ 4.7% QoQ) vs. Credicorp’s total regulatory capital (+ 0.8% QoQ). The former came from the Financial Consolidated Group, which registered a higher capital requirement QoQ. The latter is associated with higher risk weighted assets (RWAs) from credit risk at BCP Stand-alone, in line with the expansion of total loans (+6.1% QoQ, in quarter-end balances and based on results in Peru GAAP).

The slight increase QoQ in regulatory capital is mainly due to a higher level of subordinated debt as a result of an exchange rate effect (+ 1.42% QoQ), and a higher allowance for loan losses QoQ .

A YoY analysis shows an increase in regulatory capital ratio (1.13 in 3T14 vs. to 1.15 in 3T15) as a result of higher increase in regulatory capital (+15.3 % YoY) compared to the increase in capital requirements (+13.6% YoY) .

Additionally, it is important to note that the Tier 1 represents 59.2% of Credicorp’s total regulatory capital, slightly above the 58.2% level of 3Q14.

8.2	Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios		Balance as of		% change
S/. 000	3Q14	2Q15	3Q15	3Q15 / 2Q15	3Q15 / 3Q14
Capital Stock	4,722,752	5,854,051	5,854,051	N/A	24.0%
Legal and Other capital reserves	2,761,777	3,157,900	3,157,906	N/A	14.3%
Accumulated earnings w ith capitalization agreement	1,000,000	-	-	N/A	N/A
Loan loss reserves (1)	969,036	1,055,082	1,105,826	4.8%	14.1%
Perpetual subordinated debt	722,500	794,250	805,500	1.4%	11.5%
Subordinated Debt	4,029,410	4,307,757	4,361,716	1.3%	8.2%
Unrealized profit (loss)	-	-	-	N/A	N/A
Investment in subsidiaries and others, net of unrealized	(1,559,612)	(1,692,746)	(1,687,497)	-0.3%	8.2%
profit and net income
Investment in subsidiaries and others	2,211,726	1,889,914	1,920,128	1.6%	-13.2%
Unrealized profit and net income in subsidiaries	652,114	197,168	232,631	18.0%	-64.3%
Goodw ill	(122,083)	(122,083)	(122,083)	N/A	N/A
Total Regulatory Capital	12,523,781	13,354,210	13,475,418	0.9%	7.6%

Off-balance sheet	24,999,855	29,044,483	29,097,439	0.2%	16.4%

Tier 1 (2)	8,631,197	8,936,328	8,967,941	0.4%	3.9%
Tier 2 (3) + Tier 3 (4)	3,892,584	4,417,882	4,507,478	2.0%	15.8%

Total risk-weighted assets	84,717,945	92,873,376	97,003,577	4.4%	14.5%
Market risk-w eighted assets (5)	1,270,266	1,734,216	1,537,512	-11.3%	21.0%
Credit risk-w eighted assets	77,522,908	84,406,557	88,466,066	4.8%	14.1%
Operational risk-w eighted assets	5,924,771	6,732,602	6,999,999	4.0%	18.1%

Total capital requirement	10,204,348	11,076,962	11,739,677	6.0%	15.0%
Market risk capital requirement (5)	127,027	173,422	153,751	-11.3%	21.0%
Credit risk capital requirement	7,752,291	8,440,656	8,846,607	4.8%	14.1%
Operational risk capital requirement	592,477	673,260	700,000	4.0%	18.1%
Additional capital requirements	1,732,554	1,789,625	2,039,319	14.0%	17.7%

Capital ratios
Tier 1 ratio (6)	10.19%	9.62%	9.24%
Common Equity Tier 1 ratio (7)	7.20%	8.38%	9.00%
BIS ratio (8)	14.78%	14.38%	13.89%
Risk-w eighted assets / Regulatory capital (9)	6.76	6.95	7.20

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

At the end of 3Q15, the BIS ratio was situated at 13.89%, which fell below the figure reported at the end of 2Q15 (14.38%). This was due primarily to an increase of +4.4% QoQ in Risk Weighted Assets (RWA), which outweighed the slight increase in Regulatory Capital (+0.9% QoQ).

Growth in RWAs was due primarily to assets associated with Credit risk, which was in line with a +6% QoQ expansion in BCP loans (measured in quarter-end balances and based on Peru GAAP results).

The Tier 1 ratio fell, going from 9.62% in 2Q15 to 9.24% in 3Q15, due to the evolution of RWAs vs. the evolution of Tier 1 (+0.4% QoQ).

The common equity Tier 1 ratio – which is the most rigorous measure of capitalization – registered a significant QoQ improvement, increasing from 8.38% in 2Q15 to 9% in 3Q15. The aforementioned is a result of:

(i)	Growth in retained earnings due to an increase quarterly revenue, of which approximately 40 bps is associated with the sale of BCI shares to Credicorp; and

(ii)	A correction in the calculation of Common Equity Tier 1 ratio given that in the past, the calculation incorrectly included a deduction of deferred taxes that were related to VAT deferred taxes from our leasing business. However, Basel III only requires deductions of deferred taxes related to income tax. In 3Q15, this adjustment in the methodology released 30 bps for deductions, which totaled 40 bps in 2015.

Common Equity Tier 1 ratio

June 2015	September 2015

Common Equity Tier 1
(S/. million)	Sep 15
Capital and reserves	9,012
Retained earnings	2,159
Unrealized gains (losses)	42
Goodwill and intangibles	(560)
Tax credit	-
Investments in subsidiaries (1)	(1,920)
Total CET1	8,732

CET1 ratio	9.00%

(1) Includes investments in Mibanco and other subsidiaries.

9.	Distribution channels

The distribution channels at BCP, Mibanco and BCP Bolivia combined totaled 8,693 points of access at the end of 3Q15, which represented an increase of +382 units QoQ.

BCP offered a total of 8,019 points of access at the end of 3Q15, which represented slight growth of +395 QoQ. This expansion was attributable to an increase in Agentes BCP (+387 QoQ) and ATMs (+6 QoQ). The main increase in Agentes BCP took place in the provinces (+205 QoQ), where 48% of our total network of access points is located, which is in line with our banking penetration strategy.

Mibanco reduced its number of branches by a small margin, going from 328 in 2Q15 to 319 in 3Q15, in line with its cost reduction strategy. In addition, Mibanco has an agreement with Banco de la Nacion that allows the bank to use all of the latter’s branches around the country, which has reduced operating costs. At the end of 3Q15, branches located in Banco de la Nacion offices represented 12% of the total (38 branches)

BCP Bolivia posted a -4 reduction in channels QoQ that primarily attributable to a decrease in ATMs after some units were shut down to reposition them in areas with more clients. The objective is to make this channel more efficient.

A YoY analysis of BCP indicates that Agentes BCP increased +234 while ATMs grew +34. BCP Bolivia posted growth of +11 for Agentes. These growth levels are in line with our banking penetration strategy and expansion plan. In the case of Mibanco, the YoY reduction in ATMs and in Agentes is due primarily to the fact that the contract agreements in place until 2014 for Agentes Mibanco expired and to the decision to shut down Mibanco ATMs. This reflects the synergies that have been created by consolidation efforts, which have given Mibanco access to BCP’s distribution channels.

	Quarter			Change (units)
	3Q14	2Q15(1)	3Q15	QoQ	YoY
Branches	420	452	454	2	34
ATMs	2,172	2,254	2,260	6	88
Agentes BCP	5,071	4,918	5,305	387	234
Total BCP's Network	7,663	7,624	8,019	395	356
Branches(2)	318	328	319	-9	1
ATMs	86	-	-	-	-86
Agentes Mibanco	2,833	-	-	-	-2,833
Total Mibanco's Network	3,237	328	319	-9	-2,918
Total Peru's Network	10,900	7,952	8,338	386	-2,562
Branches	46	47	47	-	1
ATMs	50	60	51	-9	1
Agentes BCP Bolivia	246	252	257	5	11
Total Bolivia's Network	342	359	355	-4	13
Total BCP Consolidated's Network	11,242	8,311	8,693	382	-2,549

(1) Mibanco Figures differ from previously reported, please consider the data presented on this report.

(2) Includes Edyficar's branches for 3Q14 and branches with el Banco de la Nacion: 3Q14, 2Q15 and 3Q15 were 43, 38 y 38 units respectively.

Transactions by Channel - BCP Stand-alone

	Monthly average in each quarter						% change
N° of Transactions per channel(1)	3Q14 (2)%		2Q15%		3Q15%		QoQ	YoY
Teller	9,557,126	11.2%	9,265,849	10.5%	9,449,481	10.1%	2.0%	-1.1%
ATMs	16,774,054	18.7%	17,903,189	20.3%	19,091,701	20.3%	6.6%	13.8%
Balance inquiries	3,764,228	4.7%	2,880,307	3.3%	2,620,944	2.8%	-9.0%	-30.4%
Telephone banking	1,282,950	1.6%	2,544,960	2.9%	3,015,347	3.2%	18.5%	135.0%
Internet banking Via BCP	20,147,378	22.5%	19,200,181	21.8%	20,291,413	21.6%	5.7%	0.7%
Agente BCP	15,584,243	18.3%	13,256,954	15.0%	13,919,990	14.8%	5.0%	-10.7%
Telecrédito	7,978,804	9.1%	8,041,782	9.1%	8,571,956	9.1%	6.6%	7.4%
Mobile banking	3,544,108	3.4%	5,954,819	6.7%	7,184,904	7.6%	20.7%	102.7%
Direct debit	765,978	0.9%	757,648	0.9%	776,034	0.8%	2.4%	1.3%
Points of sale P.O.S.	8,004,773	9.2%	8,231,483	9.3%	8,858,872	9.4%	7.6%	10.7%
Other ATMs network	246,830	0.3%	218,502	0.2%	226,427	0.2%	3.6%	-8.3%
Total transactions	87,650,473	100.0%	88,255,676	100.0%	94,007,069	100.0%	6.5%	7.3%

(1) Figures include monetary and non-monetary transactions.

(2) Figures differ from previously reported, please consider the data presented on this report.

The monthly average of transactions increased +6.5% QoQ, which was due mainly to a QoQ increase in transactions through channels that are cost efficient, such as:

(i)	Mobile Banking (+20.7% QoQ), which continued to increase its share of total transactions through its mobile applications (“BCP Mobile Banking” and “Your BCP Benefits”);
(ii)	ATMs (+6.6% QoQ), which was in line with the increase in the access points all over the country;
(iii)	Internet Banking (+5.7% QoQ) due to improvements in ViaBCP’s web page and to different campaigns (“Go to BCP without going to BCP”) to promote the use of alternative channels.

The only channel that reported a decrease in the number of transactions was Balance Inquiries (-9.0% QoQ) given that clients are now using virtual channels more to check their accounts.

In the YoY analysis, the monthly average of transactions increased +7.3% YoY, which was due primarily to an increase in the transaction volumes registered in: Mobile Banking, ATMs and Telephone Banking. On the contrary, a drop was posted in the use of Agentes BCP, Balance Inquiries and Tellers, which is proof that the bank’s strategy to migrate to more efficient channels is bearing fruit.

10.	Economic outlook

Economic activity

In 2015, growth will more than likely situate at 2.5% - 3.0% depending on whether there is a second fishing season in 4Q15 and if public investment is able to post its first expansion after six consecutive quarters of decline. In the first three quarters of the year, public investment fell about 20% causing GDP growth to fall by one percentage point.

Next year is expected to be the fifth consecutive year to post a decline in terms of trade and the third year running to register a contraction in private investment. Nonetheless, next year the economy is expected to grow around 3.2%, mainly due to operations start-up at Las Bambas (Apurimac) and expansion at Cerro Verde (Arequipa), which will increase copper production 20% next year. In this scenario, approximately one percentage point of growth will be attributable to mining.

The evolution of domestic demand is expected to be similar to the average observed in 2014-2015. Our baseline scenario for the next year assumes an El Niño phenomenon (ENSO) of moderate intensity; nonetheless an extraordinary ENSO, with similar impacts to the one in 1998, could reduce GDP growth from 3.2% to 1.2% in 2016.

GDP (% change YoY)	GDP (% change YoY)

Primary and non-primary sectors

In the 3Q15, the primary sectors more than likely grew 5.2% YoY, which falls below the figure registered in 2Q15 (7.4%). These results will be attributable to a contraction in the fishing sector (-33%) which will be due to a decrease in anchovy captures (Jul/Aug-15: -67%), and to a decline in primary manufacturing (-3.6%). In 4Q15, the primary sectors are expected to moderate their pace and growth is expected to situate at 5.0% YoY. A drop in gold production and the sharp decline expected in oil production will be the factors that explain the slowdown.

In 2015, the primary sectors will grow 4.9% YoY, after falling 2.7% in 2014, and will contribute 1 percentage point (pp). to GDP growth. It is estimated that copper production will climb around 15% this year.

In 2016, the primary GDP is expected to expand around 4.2%. The slower pace of growth, compared to 2015, will be attributable to the fact that zero growth is expected in the agricultural sector (0.4%) while the fishing sector is expected to register a decline (-8.4%), due to the El Niño Phenomenon.

Non-primary sectors will more than likely grow 2.4% in 3Q15, which is somewhat higher than the figure posted in 2Q15 (2.0%). This will be attributable to: (i) an increase in electricity production (around 6.1%) due to higher demand from mining and manufacturing, and (ii) a slight decline in non-primary manufacturing (-0.3%).

In 4Q15, the non-primary sectors are expected to grow 2.8% (the best quarter of the year) and a smaller decline is expected in the construction sector (-2.3%), which will, nonetheless, depend on the evolution of public investment. Thus, the non-primary sectors are expected to advance 2.3% in 2015, which will be the lowest growth since 2009.

In 2016, the non-primary sectors will more than likely grow 3.0%. Greater dynamism will be due to a slight recovery in the construction sector (0.6%) and an increase in electricity production (6.6%). An improvement in the construction sector will be due to 8% (approximate) growth in infrastructure investment (Line 2 of the Lima´s Metro, Southern Peruvian Gas Pipeline, among others) and recovery in public investment.

Primary and non-primary GDP (% change YoY)

We have adjusted our forecast upwards this year from 3.5 to 4.2%. We estimate that just over 1pp. of the increase in prices during the year will be due to the effect of exchange rate depreciation. Inflation should moderate next year, closing at a rate of about 3.5%, but with upside risk. The rate of increase in prices should remain steady during the first half of the year and then cede gradually in 2H16 as far as weather anomalies generated by ENSO dissipate.

Inflation (%)

Monetary Policy

The Central Bank (BCRP) is expected to gradually raise the reference rate from its current level (3.5%) to 4.0% between now and July 2016 in a context where inflation expectations are in the upper limit of the target range. If misaligned expectations continue, the BCRP is expected to raise its rate to 4.25 % before the end of next year.

Monetary policy rate and inflation expectations (%)

Fiscal accounts

We maintain our forecast of a fiscal deficit of around 2% by the end of this year. In this context, the deficit will register a decline of 1.7pp. year-on-year, of which 0.7pp will be attributable to tax cuts enacted at the end of last year. For 2016, we estimate a fiscal deficit of around 2.5% of GDP given that a change in the National Government may lead to an under-execution of spending in the latter part of the year. Hence, the fiscal deficit would be situated somewhat below the one expected by the government (3% of GDP).

Public investment contribution to GDP (%.)

External accounts

We are revising our projection for the current account deficit for this year downward from 4.2% to 3.3% of GDP due to a larger decline in imports, which was attributable to even weaker investment and a more rapid decline in investment income. Although copper production will increase about 20% next year, exports in 2016 and the current account deficit are expected to be similar to those posted in 2015, due to the decline expected in metals prices and lower fish exports because of El Niño.

Current account balance (% of GDP)

Exchange rate

We maintain our estimate that the exchange rate will be situated at USDPEN 3.25 – 3.30 at the end of 2015. Year to date, the Central Bank has sold US$ 6,933 million in the spot market, which tops the sales recorded in 2014 (US$ 4,228 Millions). Despite this, the Central Bank has one of the highest levels of international reserves in the region, which will position it to effectively handle episodes of volatility in the market.

In 2016, the exchange rate is expected to close between USDPEN 3.40 - 3.45. The pace of depreciation during the year will more than likely slow down given that the impact of the factors associated with the weakening of the local currency in recent years are expected to attenuate. Hence, we expect: (i) a lower rate of conversion of deposits and other stocks to USD; (ii) the current account deficit to situated at a level similar to that of 2015; (iii) the price of copper to hold at levels similar to those seen currently and (iv) a shorter interest rate spread given that the Central Bank is expected to increase its reference rate at a faster pace than the Fed’s increase in 1H16.

Multilateral real exchange rate index - MRERI (2009=100)

International reserves indicators

Peru	2010	2011	2012	2013	2014	2015/E	2016/E
GDP (US$ Millions)	148,666	170,759	192,982	201,752	200,772	192,812	193,487
Real GDP (% change YoY)	8.5	6.5	6.0	5.8	2.4	2.8	3.2
Domestic Demand (% change YoY)	14.9	7.7	7.4	6.9	2.2	2.5	2.3
Total Consumption (% change YoY)	8.2	5.8	6.4	5.5	4.5	4.1	3.8
Fixed Investment/GDP	25.1	24.0	25.8	26.7	25.9	23.5	22.5
Inflation Rate	2.1	4.7	2.6	2.9	3.2	4.2	3.5
Reference Rate (eop)	3.00	4.25	4.25	4.00	3.50	3.75	4.00
Exchange Rate, eop	2.81	2.70	2.55	2.80	2.98	3.25-3.30	3.40-3.45
Exchange Rate, average	2.83	2.75	2.63	2.70	2.84	3.17	3.35
Fiscal Balance (% of GDP)	-0.2	2.0	2.3	0.9	-0.3	-2.0	-2.5
Trade Balance (US$ Million)	6,988	9,224	6,276	613	-1,276	-2,507	-3,243
Exports	35,803	46,376	47,411	42,861	39,533	33,722	33,663
Imports	28,815	37,152	41,135	42,248	40,809	36,229	36,906
Current Account Balance	-3,545	-3,177	-5,237	-8,474	-8,031	-6,355	-6,280
(as a % of GDP)	-2.4	-1.9	-2.7	-4.2	-4.0	-3.3	-3.2
International Reserves (USD MM)	44,105	48,816	63,991	65,663	62,308	60,552	58,421

Source: INEI, BCR, BCP/Credicorp Capital. F/ Forecasts under available information

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

11.	Appendix

11.1	BCP Consolidated financial statements

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/. thousands, IFRS)

	Quarter			% change
	3Q14	2Q15	3Q15	QoQ	YoY

ASSETS
Cash and due from banks	23,523,820	27,971,752	30,786,855	10.1%	30.9%
Cash and BCRP (1)	18,797,146	24,818,711	28,343,697	14.2%	50.8%
Deposits in other banks (1)	4,286,929	3,151,401	2,381,180	-24.4%	-44.5%
Interbanks	435,939	27	59,332	-	-86.4%
Accrued interest on cash and due from banks	3,806	1,613	2,646	64.0%	-30.5%

Trading securities, net	2,460,868	1,566,051	1,956,192	24.9%	-20.5%

Loans	73,636,007	81,477,245	86,092,146	5.7%	16.9%
Current	71,675,541	79,203,919	83,837,821	5.9%	17.0%
Past due	1,960,466	2,273,326	2,254,325	-0.8%	15.0%
Less - net provisions for possible loan losses	(3,167,014)	(3,621,117)	(3,673,609)	1.4%	16.0%
Loans, net	70,468,993	77,856,128	82,418,537	5.9%	17.0%

Investment securities available for sale	9,336,182	7,768,324	9,286,648	19.5%	-0.5%
Investments held to maturiy	2,122,790	2,970,259	3,161,475	6.4%	48.9%
Property, plant and equipment, net	1,547,011	1,746,215	1,724,844	-1.2%	11.5%
Due from customers acceptances	175,687	151,952	201,357	32.5%	14.6%
Other assets (2)	4,165,531	4,105,467	4,439,784	8.1%	6.6%

Total assets	113,800,882	124,136,148	133,975,692	7.9%	17.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	70,820,125	76,540,620	82,211,845	7.4%	16.1%
Demand deposits	22,766,750	26,574,657	25,464,114	-4.2%	11.8%
Saving deposits	19,965,805	21,995,366	22,795,579	3.6%	14.2%
Time deposits	21,466,868	20,576,575	27,171,597	32.1%	26.6%
Severance indemnity deposits (CTS)	6,390,609	7,173,252	6,535,695	-8.9%	2.3%
Interest payable	230,093	220,770	244,860	10.9%	6.4%

BCRP instruments	4,980,531	10,012,756	11,863,340	18.5%	138.2%
Due to banks and correspondents	12,890,796	10,583,720	11,037,594	4.3%	-14.4%
Bonds and subordinated debt	12,644,297	13,522,815	14,093,864	4.2%	11.5%
Acceptances outstanding	175,687	151,952	201,357	32.5%	14.6%
Other liabilities (3)	2,605,866	2,415,437	3,046,093	26.1%	16.9%

Total liabilities	104,117,302	113,227,300	122,454,093	8.1%	17.6%

Net shareholders' equity	9,513,534	10,755,017	11,362,177	5.6%	19.4%
Capital stock	4,429,372	5,560,671	5,560,671	0.0%	25.5%
Reserves	2,542,915	2,939,038	2,939,044	0.0%	15.6%
Unrealized gains and losses	413,285	103,893	35,369	-66.0%	-91.4%
Retained earnings	631,001	672,147	672,147	0.0%	6.5%
Income for the year	1,496,961	1,479,268	2,154,946	45.7%	44.0%

Minority interest	170,046	153,831	159,422	3.6%	-6.2%

Total equity	9,683,580	10,908,848	11,521,599	5.6%	19.0%

Total liabilities and total equity	113,800,882	124,136,148	133,975,692	7.9%	17.7%

Off-balance sheet	52,342,183	59,199,912	62,114,812	4.9%	18.7%

(1) Figures differ from those previously reported. The correct figures are published on this report.

(2) Mainly includes intangible assets, other receivable accounts and tax credit.

(3) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14

Interest income and expense
Interest and dividend income	2,110,370	2,273,121	2,356,807	3.7%	11.7%	5,881,967	6,850,863	16.5%
Interest expense	(522,412)	(580,132)	(610,606)	5.3%	16.9%	(1,495,550)	(1,743,743)	16.6%
Net interest income	1,587,958	1,692,989	1,746,201	3.1%	10.0%	4,386,417	5,107,120	16.4%

Net provision for loan losses	(433,343)	(433,521)	(445,362)	2.7%	2.8%	(1,279,399)	(1,381,048)	7.9%

Non financial income
Fee income	484,541	529,926	551,137	4.0%	13.7%	1,434,534	1,594,069	11.1%
Net gain on foreign exchange transactions	156,641	166,294	187,597	12.8%	19.8%	419,175	541,457	29.2%
Net gain on sales of securities	35,055	5,215	(16,487)	-416.1%	-147.0%	51,125	398,547	679.6%
Other	12,581	17,459	7,574	-56.6%	-39.8%	37,223	45,194	21.4%
Total non financial income, net	688,818	718,894	729,821	1.5%	6.0%	1,942,057	2,579,267	32.8%

Operating expenses
Salaries and employees benefits	(532,961)	(579,530)	(571,240)	-1.4%	7.2%	(1,565,616)	(1,733,691)	10.7%
Administrative expenses	(386,242)	(360,738)	(376,657)	4.4%	-2.5%	(1,072,070)	(1,064,592)	-0.7%
Depreciation and amortization	(82,570)	(87,720)	(90,128)	2.7%	9.2%	(236,945)	(264,859)	11.8%
Other	(47,401)	(79,427)	(53,607)	-32.5%	13.1%	(106,506)	(200,101)	87.9%
Total operating expenses	(1,049,174)	(1,107,415)	(1,091,632)	-1.4%	4.0%	(2,981,137)	(3,263,243)	9.5%

Operating income	794,259	870,947	939,028	7.8%	18.2%	2,067,938	3,042,096	47.1%
Translation result	13,066	6,976	3,378	-51.6%	-74.1%	9,921	9,012	-9.2%
Income taxes	(224,940)	(254,087)	(262,516)	3.3%	16.7%	(581,802)	(886,346)	52.3%
Minority interest	3,379	(3,799)	(4,212)	10.9%	-224.7%	904	(9,816)	-1185.8%

Net income	585,764	620,037	675,678	9.0%	15.3%	1,496,961	2,154,946	44.0%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q14	2Q15	3Q15	Sep 14	Sep 15
	7	10	11	14	13
Profitability
EPS(1)	0.10	0.11	0.12	0.26	0.37
Net interest margin(2)	6.02%	5.84%	5.68%	5.89%	5.73%
ROAA (2)(3)	2.1%	2.0%	2.1%	1.9%	2.3%
ROAE (2)(3)	25.4%	23.8%	24.4%	22.4%	27.0%
No. of outstanding shares (Million)	5,854	5,854	5,854	5,854	5,854

Quality of loan portfolio
PDL ratio	2.66%	2.79%	2.62%	2.66%	2.62%
NPL ratio	3.35%	3.64%	3.46%	3.35%	3.46%
Coverage of PDLs	161.5%	159.3%	163.0%	161.5%	163.0%
Coverage of NPLs	128.3%	122.0%	123.2%	128.3%	123.2%
Reserves for loan losses as a percentage of total loans	4.3%	4.4%	4.3%	4.3%	4.3%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	44.9%	43.0%	41.8%	46.1%	42.3%
Oper. expenses as a percent. of total income - including all other items	46.1%	45.9%	44.1%	47.1%	42.5%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.6%	3.3%	3.2%	3.6%	3.3%

Capital adequacy (BCP Stand-alone) in Peru GAAP
Total regulatory capital (S/. Million)	12,524	13,354	13,475	12,524	13,475
Tier 1 capital (S/. Million)	8,631	8,936	8,968	8,631	8,968
Common equity tier 1 ratio	7.20%	8.38%	9.00%	7.2%	9.0%
BIS ratio	14.78%	14.38%	13.89%	14.8%	13.9%

(1) Shares outstanding of 5,854.05 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

11.2	Mibanco

MIBANCO

(In S/. thousands, IFRS )

	Quarter		Change
	2Q15 (1)	3Q15	QoQ

ASSETS
Cash and due from banks	1,271,286	1,436,739	13.0%
Investments available for sale and trading securities	1,408,921	1,433,556	1.7%
Total loans	7,525,329	7,648,927	1.6%
Current	6,969,787	7,160,243	2.7%
Past-due	489,135	414,572	-15.2%
Refinanced	66,407	74,113	11.6%
Allowance for loan losses	(820,673)	(750,355)	-8.6%
Net loans	6,704,656	6,898,572	2.9%
Property, plant and equipment, net	238,194	236,752	-0.6%
Other assets	640,535	634,593	-0.9%
Total assets	10,263,592	10,640,212	3.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	4,997,266	5,388,253	7.8%
Due to banks and correspondents	3,072,494	2,884,839	-6.1%
Bonds ans subordinated debt	652,047	742,344	13.8%
Other liabilities	323,894	334,375	3.2%
Total liabilities	9,045,702	9,349,811	3.4%

Net shareholders' equity	1,217,890	1,290,400	6.0%

Total liabilities and net shareholders' equity	10,263,592	10,640,212	3.7%

Net financial income	354,212	369,794	4.4%
Provision for loan losses, net of recoveries	(91,743)	(75,206)	-18.0%
Non financial income	9,452	7,600	-19.6%
Operating expenses	(209,347)	(205,566)	-1.8%
Operating Income	62,574	96,622	54.4%
Translation results	(430)	(257)	-40.3%
Income taxes	(12,847)	(21,972)	71.0%
Net income	49,297	74,394	50.9%

L/D ratio	150.6%	142.0%	-860 bps
PDL ratio	6.50%	5.42%	-108 bps
NPL ratio	7.38%	6.39%	-99 bps
Coverage of PDLs	167.8%	181.0%	1320 bps
Coverage of NPLs	147.7%	153.5%	580 bps
ROAE	16.5%	23.7%	720 bps
Efficiency ratio	59.1%	57.4%	-170 bps
Branches (1)	328	319	-2.7%
Employees	9,925	10,093	1.7%

(1) Income statement figures differ from previously reported, please consider this figures.

11.3	BCP Bolivia

BCP BOLIVIA

(In S/. thousands, IFRS)

	Quarter			Change
	3Q14	2Q15	3Q15	QoQ	YoY

ASSETS
Cash and due from banks	900,562	1,063,752	1,064,084	0.0%	18.2%
Investments available for sale and trading securities	829,035	1,276,545	1,068,896	-16.3%	28.9%
Total loans	3,339,802	4,007,861	4,282,821	6.9%	28.2%
Current	3,276,554	3,926,075	4,194,483	6.8%	28.0%
Past-due	48,159	64,020	69,260	8.2%	43.8%
Refinanced	15,089	17,766	19,078	7.4%	26.4%
Allow ance for loan losses	-120,783	-150,654	-160,185	6.3%	32.6%
Net loans	3,219,019	3,857,207	4,122,636	6.9%	28.1%
Property, plant and equipment, net	37,231	39,903	39,160	-1.9%	5.2%
Other assets	48,789	60,172	56,515	-6.1%	15.8%
Total assets	5,034,636	6,297,579	6,351,419	0.9%	26.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	4,368,956	5,545,300	5,540,968	-0.1%	26.8%
Due to banks and correspondents	50,342	30,351	29,217	-3.7%	-42.0%
Bonds ans subordinated debt	30,466	33,185	100,016	201.4%	228.3%
Other liabilities	125,763	177,006	150,104	-15.2%	19.4%
Total liabilities	4,575,527	5,785,842	5,820,305	0.6%	27.2%

Net shareholders´ equity	459,109	511,737	531,114	3.8%	15.7%

Total liabilities and net shareholders' equity	5,034,636	6,297,579	6,351,419	0.9%	26.2%

Net interest income	54,675	57,281	60,746	6.0%	11.1%
Provision for loan losses, net of recoveries	-4,619	-8,724	-10,339	18.5%	123.8%
Net interest income after provisions	50,056	48,557	50,407	3.8%	0.7%
Non financial income	24,092	30,878	30,181	-2.3%	25.3%
Operating expenses	-48,820	-61,750	-56,573	-8.4%	15.9%
Translation result	-298	-60	-133	121.9%	-55.2%
Income taxes	-7,206	-6,199	-7,548	21.8%	4.8%
Net income	17,825	11,427	16,333	42.9%	-8.4%

L/D ratio	76.4%	72.3%	77.3%	500 bps	90 bps
PDL ratio	1.44%	1.60%	1.62%	2 bps	18 bps
NPL ratio	1.89%	2.04%	2.06%	2 bps	17 bps
Coverage of PDLs	250.8%	235.3%	231.3%	-400 bps	-1950 bps
Coverage of NPLs	191.0%	184.2%	181.3%	-290 bps	-970 bps
Efficiency ratio	59.8%	74.3%	63.9%	-1040 bps	410 bps
ROAE	16.1%	9.2%	12.5%	330 bps	-360 bps
Branches	46	47	47	0	1
Agentes	50	60	51	-9	1
ATMs	246	252	257	5	11
Employees	1,643	1,708	1,702	-6	59

11.4	Credicorp Capital

Credicorp Capital	Quarter			% change
S/. millions	3Q14	2Q15	3Q15	QoQ	YoY
Net interest income	-0.1	1.7	0.8	-52.4%	-791.2%
Non-financial income	109.7	118.1	106.2	-10.1%	-3.1%
Fee income	77.9	93.2	80.7	-13.4%	3.6%
Net gain on foreign exchange transactions	7.0	1.9	9.9	419.1%	41.4%
Net gain on sales of securities	23.3	18.8	14.5	-22.8%	-37.9%
Other income	1.4	4.2	1.1	-73.5%	-22.0%
Operating expenses (1)	-89.9	-101.6	-85.9	-15.4%	-4.4%
Operating income	19.6	18.2	21.0	15.7%	7.2%
Income taxes	-6.4	-3.6	-6.4	76.7%	0.3%
Translation results	2.3	5.4	-0.7	-113.5%	-132.0%
Minority interest (2)	-4.2	-2.2	-2.5	13.0%	-40.8%
Net income	11.4	17.8	11.4	-35.7%	0.7%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

Non-financial income

Credicorp Capital	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Non-financial income	109,655	118,146	106,204	-10.1%	-3.1%
Fee income	77,916	93,233	80,722	-13.4%	3.6%
Net gain on foreign exchange transactions	6,979	1,901	9,868	419.1%	41.4%
Net gain on sales of securities	23,328	18,789	14,497	-22.8%	-37.9%
Other income	1,432	4,223	1,117	-73.5%	-22.0%

11.5	Atlantic Security Bank

ASB	Quarter			% change
US$ Million	3Q14	2Q15	3Q15	QoQ	YoY
Total loans	795.2	895.5	897.2	0.2%	12.8%
Total investments	890.6	908.1	873.7	-3.8%	-1.9%
Total assets	1,861.6	1,954.5	1,997.2	2.2%	7.3%
Total deposits	1,549.9	1,618.6	1,660.9	2.6%	7.2%
Net shareholder's equity	213.8	195.6	200.8	2.7%	-6.1%
Net income	9.7	9.7	21.1	117.7%	117.4%
Net income/share	0.1	0.1	0.3	117.7%	117.4%

Interest earning assets

Interest earning assets*		Quarter		% change
US$ 000	3Q14	2Q15	3Q15	QoQ	YoY
Due from banks	133	113	157	39.4%	18.3%
Total loans	795	895	897	0.2%	12.8%
Investments	782	805	778	-3.3%	-0.5%
Total interest earning assets	1,710	1,813	1,832	1.1%	7.2%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	3Q14	2Q15	3Q15	QoQ	YoY
Deposits	1,550	1,619	1,661	2.6%	7.2%
Borrowed Funds	66	115	86	-25.4%	30.2%
Other liabilities	32	25	45	76.3%	39.7%
Total liabilities	1,648	1,759	1,791	1.8%	8.7%

Assets under management and Deposits

Assets Under Management and Deposits (US$ Million)

Portfolio distribution as of September 2015

11.6	Grupo Pacifico

GRUPO PACÍFICO*

(Nuevos Soles in thousands )

	Quarter			% change
	3Q14	2Q15	3Q15	QoQ	YoY
Balance
Total assets	8,521,038	8,719,342	8,816,211	1.1%	3.5%
Invesment on securities (1)	5,229,270	6,415,552	6,443,018	0.4%	23.2%
Technical reserves	5,322,961	5,819,066	6,016,438	3.4%	13.0%
Net equity	1,611,494	1,745,821	1,605,360	-8.0%	-0.4%

Quarterly income statement
Net earned premiums	573,853	434,266	439,480	1.2%	-23.4%
Net claims	358,492	255,383	265,647	4.0%	-25.9%
Net fees	105,668	101,964	102,713	0.7%	-2.8%
Net underwriting expenses	12,710	12,134	14,531	19.8%	14.3%
Underwriting result before Medical services	96,982	64,785	56,588	-12.7%	-41.7%

Medical services gross margin	28,813	-	-	-	-
Net financial income	87,035	97,425	81,792	-16.0%	-6.0%

Operating expenses	138,085	97,758	90,406	-7.5%	-34.5%

Other income	1,853	5,404	4,577	-15.3%	147.0%
Traslations results	740	4,868	478	-90.2%	-35.4%
Gain (loss) from Grupo Pacífico and Banmédica joint venture	-	-228	3,172	-	-
Income tax	15,075	7,520	7,026	-6.6%	-53.4%

Income before minority interest	62,264	66,976	49,176	-26.6%	-21.0%
Minority interest	6,390	7,010	5,167	-26.3%	-19.1%

Net income	55,874	59,966	44,008	-26.6%	-21.2%

Ratios
Ceded	12.2%	17.8%	17.4%
Loss ratio	62.5%	58.8%	60.4%
Fees + underwriting expenses, net / net earned premiums	20.6%	26.3%	26.7%
Underwriting results / net earned premiums	16.9%	14.9%	12.9%
Operating expenses / net earned premiums	24.1%	22.5%	20.6%
ROAE (2)(3)	13.9%	13.2%	10.5%
Return on written premiums	7.0%	9.0%	6.1%

Combined ratio of P&C	91.6%	90.6%	92.2%

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Includes unrealized gains.

(3) Annualized and average are determined as the average of period beginning and period ending.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to parrticipate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;
ii)	corporate health insurance for payroll employees; and
iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(Nuevos Soles in thousands)

	Quarter			% change
	3Q14	2Q15	3Q15	QoQ	YoY
Results
Net earned premiums	193,830	201,807	212,094	5.1%	9.4%
Net claims	-161,971	-168,690	-181,196	7.4%	11.9%
Net fees	-9,092	-9,130	-9,625	5.4%	5.9%
Net underwriting expenses	-3,066	-3,002	-3,313	10.4%	8.1%
Underwriting result	19,702	20,984	17,960	-14.4%	-8.8%

Net financial income	520	1,156	942	-18.6%	81.1%
Operating expenses	-15,893	-16,418	-15,559	-5.2%	-2.1%
Other income	320	613	235	-61.6%	-26.4%
Traslations results	-388	151	328	118.0%	-184.6%
Income tax	-1,357	-3,473	-50	-98.6%	-96.3%

Net income before Medical services	2,903	3,013	3,857	28.0%	32.8%
	-	-	-
Net income of Medical services	544	2,992	9,280	210.2%	-
	-	-	-
Net income	3,447	6,005	13,137	118.8%	281.1%

11.7	Prima AFP

Main financial indicators	Quarter			% change
S/. 000	3Q14	2Q15	3Q15	QoQ	YoY
Total assets	844,349	775,713	808,888	4.3%	-4.2%
Total liabilities	308,820	267,060	276,854	3.7%	-10.4%
Net shareholders' equity	535,529	508,653	532,035	4.6%	-0.7%
Income from commissions	98,312	101,079	100,148	-0.9%	1.9%
Administrative and sale expenses	(36,391)	(39,230)	(36,690)	-6.5%	0.8%
Depreciation and amortization	(5,043)	(4,742)	(4,773)	0.7%	-5.4%
Operating income	56,878	57,107	58,686	2.8%	3.2%
Other income and expenses, net	(763)	(823)	(393)	-52.2%	-48.5%
Income tax	(18,961)	(13,885)	(18,136)	30.6%	-4.4%
Net income before translation results	37,154	42,400	40,157	-5.3%	8.1%
Translations results	209	938	(82)	-108.8%	-139.3%
Net income	37,363	43,338	40,074	-7.5%	7.3%
ROAE (1)	29.0%	35.7%	30.8%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Jun 15	% share	Sept 15	% share
Fund 1	4,771	12.2%	4,710	12.8%
Fund 2	26,087	66.9%	24,936	67.7%
Fund 3	8,146	20.9%	7,200	19.5%
Total S/. Millions	39,004	100%	36,847	100%

Nominal profitability over the last 12 months

	Jun 15 / Jun 14	Sept 15 / Sept 14
Fund 1	7.1%	1.5%
Fund 2	8.7%	0.0%
Fund 3	7.0%	-5.2%

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	2Q15	2Q15	2Q15	3Q15	3Q15	3Q15
Affiliates	1,455,214	5,844,589	24.9%	1,454,302	5,905,266	24.6%
New affiliations (1)	7	65,506	0.00	2	72,155	0.0%
Funds under management (S/. Millions)	39,004	122,057	32.0%	36,847	115,817	31.8%
Collections (S/. Millions) (1)	741	2,228	33.2%	724	2,227	32.5%
Voluntary contributions (S/. Millions)	281	640	44.0%	255	585	43.5%
RAM (S/. Millions) (2)	2,152	6,525	33.0%	2,113	6,526	32.4%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

11.8	EEFF Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/. thousands, IFRS)

	Quarter			% change
	3Q14	2Q15	3Q15	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	3,562,895	3,818,604	3,426,781	-10.3%	-3.8%
Interest bearing	20,692,934	24,789,029	27,955,357	12.8%	35.1%
Total cash and due from banks	24,255,829	28,607,633	31,382,138	9.7%	29.4%

Trading securities, net	3,259,704	2,130,997	2,608,267	22.4%	-20.0%

Loans	75,680,558	83,503,212	87,842,690	5.2%	16.1%
Current	73,718,663	81,227,832	85,586,035	5.4%	16.1%
Past due	1,961,895	2,275,380	2,256,655	-0.8%	15.0%
Less - Allowance for loan losses	(3,168,154)	(3,622,632)	(3,674,654)	1.4%	16.0%
Loans, net	72,512,404	79,880,580	84,168,036	5.4%	16.1%

Investments securities available for sale	17,972,760	17,772,153	19,152,134	7.8%	6.6%
Investments held to maturity	2,122,790	2,970,260	3,161,475	6.4%	48.9%
Reinsurance assets	476,608	402,426	440,615	9.5%	-7.6%
Premiums and other policyholder receivables	547,229	571,066	599,846	5.0%	9.6%
Property, plant and equipment, net	2,025,760	1,878,261	1,854,665	-1.3%	-8.4%
Due from customers on acceptances	175,687	151,952	201,357	32.5%	14.6%
Investments in associates (1)	36,759	544,257	614,441	12.9%	1571.6%
Other assets (2)	9,268,502	8,329,829	8,619,706	3.5%	-7.0%
	-	-	-
Total assets	132,654,031	143,239,414	152,802,680	6.7%	15.2%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and obligations
Non-interest bearing	19,182,538	23,707,385	23,240,530	-2.0%	21.2%
Interest bearing	55,680,694	57,203,238	63,186,177	10.5%	13.5%
Total deposits and obligations	74,863,232	80,910,623	86,426,707	6.8%	15.4%
	-	-	-
Due to banks and correspondents	11,031,469	9,180,228	9,737,111	6.1%	-11.7%
BCRP instruments	4,980,531	10,012,756	11,863,340	18.5%	138.2%
Acceptances outstanding	175,687	151,952	201,357	32.5%	14.6%
Reserves for property and casualty claims	785,811	818,570	848,435	3.6%	8.0%
Reserve for unearned premiums	4,404,310	4,993,508	5,161,785	3.4%	17.2%
Reinsurance payable	221,007	328,381	364,396	11.0%	64.9%
Bonds and subordinated debt	15,229,395	15,601,653	16,016,573	2.7%	5.2%
Other liabilities	6,882,726	5,836,077	6,434,818	10.3%	-6.5%
Total liabilities	118,574,168	127,833,748	137,054,522	7.2%	15.6%

Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,305)	(208,667)	(208,727)	0.0%	0.2%
Capital surplus	299,927	291,479	290,073	-0.5%	-3.3%
Reserves	9,303,397	11,112,964	11,127,858	0.1%	19.6%
Unrealized gains	734,502	685,935	256,730	-62.6%	-65.0%
Retained earnings	1,965,538	1,603,007	2,368,325	47.7%	20.5%

Minority Interest	665,812	601,955	594,906	-1.2%	-10.6%

Total net shareholders' equity	14,079,863	15,405,666	15,748,158	2.2%	11.8%

Total liabilities and net shareholders´ equity	132,654,031	143,239,414	152,802,680	6.7%	15.2%

Off balance sheet	53,438,835	60,310,434	62,914,042	4.3%	17.7%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q14	2Q15	3Q15	QoQ	YoY	Sep 14	Sep 15	Sep 15 / Sep 14

Interest income and expense
Interest and dividend income	2,249,658	2,457,521	2,517,964	2.5%	11.9%	6,296,014	7,352,701	16.8%
Interest expense	(563,473)	(620,321)	(651,071)	5.0%	15.5%	(1,597,606)	(1,863,246)	16.6%
Net interest income	1,686,184	1,837,200	1,866,893	1.6%	10.7%	4,698,407	5,489,455	16.8%

Net provisions for loan losses	(433,219)	(431,763)	(444,425)	2.9%	2.6%	(1,278,551)	(1,378,324)	7.8%

Non financial income
Fee income	614,777	663,206	650,195	-2.0%	5.8%	1,836,467	1,957,027	6.6%
Net gain on foreign exchange transactions	164,097	168,285	197,902	17.6%	20.6%	437,125	566,633	29.6%
Net gain on sales of securities	75,592	20,743	29,200	40.8%	-61.4%	251,214	74,828	-70.2%
Net gain from subsidiaries (1)	-	(227)	3,172	N/A	N/A	-	149,763	N/A
Other	26,821	37,724	35,612	-5.6%	32.8%	114,485	114,988	0.4%
Total non financial income, net	881,287	889,730	916,081	3.0%	3.9%	2,639,290	2,863,239	8.5%

Insurance premiums and claims
Net premiums earned	555,160	427,044	432,777	1.3%	-22.0%	1,618,388	1,264,317	-21.9%
Net claims incurred	(358,492)	(255,382)	(265,648)	4.0%	-25.9%	(1,051,677)	(753,305)	-28.4%
Net underwriting expenses and fees	(79,030)	(51,314)	(41,884)	-18.4%	-47.0%	(247,806)	(169,169)	-31.7%
Total insurance services technical result	117,638	120,348	125,245	4.1%	6.5%	318,905	341,843	7.2%

Gross margin from medical subsidiaries	28,813	-	-	-	-100.0%	74,765	-	-

Operating expenses
Salaries and employees benefits	(672,540)	(718,214)	(703,985)	-2.0%	4.7%	(1,978,785)	(2,137,394)	8.0%
Administrative, general and tax expenses	(487,216)	(481,985)	(496,163)	2.9%	1.8%	(1,364,020)	(1,409,315)	3.3%
Depreciation and amortization	(105,443)	(110,699)	(111,966)	1.1%	6.2%	(304,171)	(331,058)	8.8%
Other	(84,368)	(55,280)	(25,688)	-53.5%	-69.6%	(159,569)	(122,083)	-23.5%
Total operating expenses	(1,349,566)	(1,366,178)	(1,337,802)	-2.1%	-0.9%	(3,806,544)	(3,999,850)	5.1%

Operating income	931,137	1,049,336	1,125,992	7.3%	20.9%	2,646,273	3,316,363	25.3%

Translation result	2,603	9,324	2,940	-68.5%	13.0%	2,182	13,830	N/A
Income taxes	(275,364)	(289,389)	(300,989)	4.0%	9.3%	(711,113)	(899,809)	26.5%

Net income	658,376	769,271	827,943	7.6%	25.8%	1,937,342	2,430,384	25.4%
Minority interest	12,941	19,976	20,798	4.1%	60.7%	45,097	69,210	53.5%
Net income attributed to Credicorp	645,435	749,295	807,145	7.7%	25.1%	1,892,245	2,361,174	24.8%

(1) Includes the joint venture between Grupo Pacífico and Banmédica.

11.9	Table of calculations

Table of calculations

Profitability
Net Interest Margin (NIM)	Annualized net interest income/ Average* interest earning assets

Net Interest Margin on loans (NIM on loans)	[Interest on loans–(Interest expense x (Average* total loans /Average interest earning assets))] x 4/Average total loans
Return on average assets (ROAA)	Annualized net income / Average* assets
Return on average shareholder's equity (ROAE)	Annualized net income / Average* shareholder's equity
Funding cost	Annualized interest expense / Average* of total liabilities

Portfolio quality

Past due loans ratio (PDL ratio)	Past due loans / Total loans
Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans
Coverage ratio of past due loans	Net provisions fo loan losses / Past due loans
Coverage ratio of non – performing loans	Net provisions fo loan losses / Non-performing loans
Cost of risk	Annualized net provisions / Total loans Annualized net provisions/ Net interest income

Operating performance

Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net premiums earned + Gross margin from medical services)
Operating expenses to total assets	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / Average* assets

Capital Adequacy

BIS ratio	Regulatory Capital / Risk-weighted assets
Tier 1 ratio	Tier 1 / Risk-weighted assets
Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

Insurance

Combined ratio	(Net claims / Net earned premiums) + (Fees + Net underwriting expenses / Net earned premiums)
Loss ratio	Net claims / Net earned premiums
Underwriting results to net earned premiums	Underwriting results / Net earned premiums

* Averages are determined as the average of period-beginning and period-ending balances.

* N/A: Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2015

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative